Third Quarter 2014 Earnings Release

BMO Financial Group Reports Net Income of $1.1 Billion for the Third Quarter of 2014

Financial Results Highlights:

Third Quarter 2014 Compared with Third Quarter 2013:

•	Net income of $1,126 million; adjusted net income[1] of $1,162 million, up 4%

•	EPS[2] of $1.67, up 1%; adjusted EPS[1,2] of $1.73, up 4%

•	ROE of 14.4%, compared with 15.5%; adjusted ROE[1] of 14.9%, compared with 15.5%

•	Provisions for credit losses of $130 million, compared with $76 million; adjusted provisions for credit losses[1] of $130 million, compared with $12 million

•	Basel III Common Equity Tier 1 Ratio of 9.6%

Year-to-Date 2014 Compared with Year-to-Date 2013:

•	Net income of $3,263 million, up 5%; adjusted net income[1] of $3,342 million, up 7%

•	EPS[2] of $4.85, up 6%; adjusted EPS[1,2] of $4.97, up 8%

•	ROE of 14.3%, compared with 14.9%; adjusted ROE[1] of 14.7%, compared with 15.0%

•	Provisions for credit losses of $391 million, compared with $398 million; adjusted provisions for credit losses[1] of $391 million, compared with $217 million

Toronto, August 26, 2014 – For the third quarter ended July 31, 2014, BMO Financial Group reported net income of $1,126 million or $1.67 per share on a reported basis and net income of $1,162 million or $1.73 per share on an adjusted basis.

“BMO delivered very good results in the third quarter confirming continued momentum across our businesses,” said Bill Downe, Chief Executive Officer, BMO Financial Group. “Adjusted net income was up 4% from particularly strong results a year ago and adjusted earnings per share have increased 8% year-to-date.

“Personal and Commercial Banking in Canada had continuing strong performance with operating leverage above 2% for the fourth consecutive quarter. Net income and pre-provision, pre-tax earnings growth in U.S. Personal and Commercial Banking was encouraging, with improved revenue trends despite the low interest rate environment. Traditional wealth posted adjusted net income growth of 27% reflecting good organic growth in client assets and the acquired F&C business. There were also very good results in BMO Capital Markets driven by strong revenue growth in Investment and Corporate Banking.

“Our success in growing both sides of the balance sheet is directly attributable to a strategy that emphasizes the delivery of an industry-leading customer experience and a brand promise that recognizes that money is personal - and a bank should be too. The Bank is very well positioned, and we remain confident in our momentum,” concluded Mr. Downe.

(1)	Results and measures in this document are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items. Adjusted results and measures are non-GAAP and are detailed in the Adjusted Net Income section, and (for all reported periods) in the Non-GAAP Measures section, where such non-GAAP measures and their closest GAAP counterparts are disclosed.

(2)	All Earnings per Share (EPS) measures in this document refer to diluted EPS unless specified otherwise. EPS is calculated using net income after deductions for net income attributable to non-controlling interest in subsidiaries and preferred share dividends.

Note: All ratios and percentage changes in this document are based on unrounded numbers.

Concurrent with the release of results, BMO announced a fourth quarter 2014 dividend of $0.78 per common share, unchanged from the preceding quarter and up $0.04 per share or 5% from a year ago, equivalent to an annual dividend of $3.12 per common share.

Our complete Third Quarter 2014 Report to Shareholders, including our unaudited interim consolidated financial statements for the period ended July 31, 2014, is available online at www.bmo.com/investorrelations and at www.sedar.com.

Total Bank Overview

Net income was $1,126 million for the third quarter of 2014, relatively unchanged from a year ago. Adjusted net income was $1,162 million, up $40 million or 4% from a particularly strong third quarter a year ago, as the prior year’s results benefited from very low credit losses and a positive impact of long-term rates on insurance.

Momentum continued with strong results in Canadian P&C and BMO Capital Markets, and improved results in U.S. P&C. Wealth Management had good results, excluding the impact of movements in long-term interest rates.

The Basel III Common Equity Tier 1 Ratio remains strong at 9.6% following the acquisition of F&C Asset Management plc (F&C).

Operating Segment Overview

Canadian P&C

Net income was $526 million, up $40 million or 8% from a year ago. Adjusted net income was $528 million, up $39 million or 8% from the prior year, driven by higher revenue. Revenue was up $96 million or 6% year over year primarily due to strong balance and fee volumes, partially offset by the impact of lower net interest margin. Year-over-year loan growth was 7% and deposit growth was 9%. Expenses increased $34 million or 4%. Operating leverage was 2.1% and above 2% for the fourth consecutive quarter.

In personal banking, good year-over-year loan and deposit growth continued at 7% and 10%, respectively. Our Spring Home Financing Campaign was successful and our recently launched Summer Everyday Banking Campaign is attracting new customers to BMO and increasing the number of products held. During the quarter we became the first Canadian bank to provide customers with the capability to transfer money between Canadian and U.S. dollar accounts via mobile banking.

In commercial banking, year-over-year loan and deposit growth was 9% and 7%, respectively. We continue to streamline our lending processes, enabling our salesforce to spend more time acquiring new customers and strengthening existing relationships. We remain second in Canadian business banking loan market share for small and medium-sized loans.

U.S. P&C (all amounts in US$)

Net income of $147 million increased $3 million or 2% from a year ago. Adjusted net income of $158 million, increased $1 million or 1%, due to improving revenue.

There were year-over-year and quarterly sequential increases in average current loans and acceptances, led by continued strong double-digit growth in the core commercial and industrial (C&I) loan portfolio. The core C&I portfolio increased by $4.1 billion or 18% from a year ago to $27.1 billion.

BMO Harris Bank received the 2014 Community Partner Award from Latinos Progresando, in recognition of our significant impact – culturally, economically, and educationally – on Chicago’s Latino community. In addition, we received the Corporation of the Year award from the Hispanic Professionals of Greater Milwaukee. These awards represent our strong commitment to the Latino community we serve throughout our footprint.

Wealth Management

Net income of $190 million decreased $27 million from a year ago. Adjusted net income of $212 million decreased $12 million or 4%. Good organic growth increased adjusted net income by 19% year over year, excluding the impact of movements in long-term interest rates. Adjusted net income in traditional wealth was $164 million, up 27% or $33 million, with approximately 60% of the increase due to the contribution from the acquired F&C business and the remainder from strong growth in client assets. Adjusted net income in insurance was $48 million, down $45 million or 48% from a year ago primarily due to a $22 million after-tax charge from unfavourable movements in long-term interest rates in the current quarter relative to a $42 million after-tax benefit a year ago.

Assets under management and administration grew by $251 billion or 48% from a year ago to $776 billion, with the acquired F&C business contributing $153 billion to the increase. Excluding F&C, assets under management and administration grew by 19%, driven by market appreciation, the stronger U.S. dollar and growth in new client assets.

On May 7, 2014, we completed the acquisition of F&C. This acquisition strengthens BMO Global Asset Management’s position as a globally significant money manager, enhancing its asset management platform capabilities and providing attractive opportunities to service wealth markets in the United Kingdom and the rest of Europe. F&C contributed approximately 10% to Wealth Management’s revenue, adjusted expenses and adjusted net income for the quarter.

In May, Global Banking and Finance Review (GBFR) named BMO Best Wealth Management in Canada, 2014, based on our ability to provide comprehensive wealth management services; ongoing commitment to providing clients with personalized and innovative investment and financial solutions; and access to local expertise – with a global reach – that supports international wealth management needs.

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BMO Capital Markets

Net income of $306 million increased $38 million or 14% from a year ago driven by good revenue performance across the businesses, particularly in Investment and Corporate Banking. Revenue increased 15% year over year with a solid contribution from our U.S business. Return on equity of 22.4% was strong, up from 18.2% in the prior year.

In the quarter, we were selected as a 2014 Greenwich Quality Leader in both Canadian Equity Sales and in Canadian Equity Research and Analyst Service for Portfolio Managers, as well as a Greenwich Share Leader in Canadian Equity Trading Share and Canadian Equity Research/Advisory Portfolio Managers Vote Share. These awards, coupled with our recognition as the Best Trade Bank in Canada for the fifth consecutive year by Trade Finance Magazine, reflects the success of our commitment to meeting our core clients’ needs.

BMO Capital Markets participated in 419 new global issues in the quarter, comprised of 173 corporate debt deals, 150 government debt deals and 96 equity transactions, raising $765 billion.

Corporate Services

Corporate Services reported and adjusted net loss for the third quarter of 2014 was $55 million, compared with reported net income of $3 million and an adjusted net loss of $21 million a year ago. The decline was primarily due to lower recoveries on the purchased credit impaired loan portfolio partly offset by better revenue excluding the impact of the group taxable equivalent basis (teb) offset.

Adjusted Net Income

Adjusted net income was $1,162 million for the third quarter of 2014, up $40 million or 4% from a year ago. Adjusted earnings per share were $1.73, up 4% from $1.66 a year ago.

Management has designated certain amounts as adjusting items and has adjusted GAAP results so that we can discuss and present financial results without the effects of adjusting items to facilitate understanding of business performance and related trends. The items excluded from third quarter 2014 results in the determination of adjusted results were the amortization of acquisition-related intangible assets of $39 million ($29 million after tax; $0.05 per share) and acquisition integration costs of $9 million ($7 million after tax; $0.01 per share). Amounts excluded from adjusted results in prior years also included credit-related items in respect of the purchased performing loan portfolio, restructuring costs and run-off structured credit activities. Management assesses performance on a GAAP basis and on an adjusted basis and considers both to be useful in the assessment of underlying business performance. Presenting results on both bases provides readers with a better understanding of how management assesses results. Adjusted results and measures are non-GAAP and, together with items excluded in determining adjusted results, are disclosed in more detail in the Non-GAAP Measures section, along with comments on the uses and limitations of such measures. The impact of adjusting items for comparative periods is summarized in the Non-GAAP Measures section.

Adjusted results in these Total Bank Overview and Operating Segment Overview sections are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Caution

The foregoing sections contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

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Management’s Discussion and Analysis

Management’s Discussion and Analysis (MD&A) commentary is as of August 26, 2014. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with International Financial Reporting Standards (IFRS). References to GAAP mean IFRS. The MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the period ended July 31, 2014, as well as the audited consolidated financial statements for the year ended October 31, 2013, and the MD&A for fiscal 2013 in BMO’s 2013 Annual Report. The material that precedes this section comprises part of this MD&A.

The annual MD&A includes a comprehensive discussion of our businesses, strategies and objectives, and can be accessed on our website at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

Table of Contents

4	Summary Data – Reported			22	Non-GAAP Measures
5	Summary Data – Adjusted			23	Summary Quarterly Earnings Trends
6	Caution Regarding Forward-Looking Statements			24	Balance Sheet
6	Economic Review and Outlook			24	Transactions with Related Parties
7	Other Value Measures			25	Off-Balance Sheet Arrangements
7	Foreign Exchange			25	Accounting Policies and Critical Accounting Estimates
7	Net Income			25	Future Changes in Accounting Policies
8	Revenue			25	Regulatory Developments
9	Provisions for Credit Losses			26	Select Financial Instruments
10	Impaired Loans			26	Risk Management
10	Non-Interest Expense				26	Market Risk
10	Income Taxes				28	Liquidity and Funding Risk
11	Capital Management				30	Credit Rating
12	Eligible Dividends Designation				30	Insurance Risk
13	Review of Operating Groups’ Performance				30	Information and Cyber Security Risk
	13	Personal and Commercial Banking (P&C)			31	Select Geographic Exposures
		14	Canadian Personal and Commercial Banking (Canadian P&C)	33	Other Investor and Media Information
		15	U.S. Personal and Commercial Banking (U.S. P&C)
	17	Wealth Management
	19	BMO Capital Markets
	20	Corporate Services, Including Technology and Operations

Bank of Montreal’s management, under the supervision of the CEO and CFO, has evaluated the effectiveness, as at July 31, 2014, of Bank of Montreal’s disclosure controls and procedures (as defined in the rules of the Securities and Exchange Commission and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures are effective.

There were no changes in our internal control over financial reporting during the quarter ended July 31, 2014, that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Because of inherent limitations, disclosure controls and procedures and internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements.

As in prior quarters, Bank of Montreal’s Audit and Conduct Review Committee reviewed this document and Bank of Montreal’s Board of Directors approved the document prior to its release.

Regulatory Filings

Our continuous disclosure materials, including our interim filings, annual MD&A and audited consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

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Summary Data – Reported	Table 1

(Canadian $ in millions, except as noted)	Q3-2014	Q2-2014	Q3-2013	YTD-2014	YTD-2013

Summary Income Statement
Net interest income	2,107	2,063	2,183	6,283	6,560
Non-interest revenue	2,108	1,978	1,817	6,095	5,365
Revenue	4,215	4,041	4,000	12,378	11,925
Specific provision for credit losses	130	162	56	391	408
Collective provision for (recovery of) credit losses	-	-	20	-	(10)
Total provision for credit losses	130	162	76	391	398
Non-interest expense	2,756	2,594	2,526	8,034	7,646
Provision for income taxes	203	209	275	690	760
Net income	1,126	1,076	1,123	3,263	3,121
Attributable to bank shareholders	1,110	1,062	1,107	3,220	3,069
Attributable to non-controlling interest in subsidiaries	16	14	16	43	52
Net income	1,126	1,076	1,123	3,263	3,121

Common Share Data ($ except as noted)
Earnings per share	1.67	1.60	1.66	4.85	4.57
Earnings per share growth (%)	0.6	14.3	17.7	6.1	0.9
Dividends declared per share	0.78	0.76	0.74	2.30	2.20
Book value per share	46.69	45.94	41.96	46.69	41.96
Closing share price	81.27	75.55	63.87	81.27	63.87
Total market value of common shares ($ billions)	52.5	48.7	41.3	52.5	41.3
Dividend yield (%)	3.8	4.0	4.6	3.8	4.6

Financial Measures and Ratios (%)
Return on equity	14.4	14.3	15.5	14.3	14.9
Net income growth	0.4	11.6	16.7	4.5	1.2
Revenue growth	5.3	3.7	4.6	3.8	1.1
Non-interest expense growth	9.0	1.8	2.8	5.1	2.6
Efficiency ratio	65.4	64.2	63.2	64.9	64.1
Efficiency ratio, excluding PBCAE (1)	58.2	59.4	61.8	59.1	61.1
Operating leverage	(3.7)	1.9	1.8	(1.3)	(1.5)
Net interest margin on average earning assets	1.58	1.59	1.78	1.60	1.82
Effective tax rate	15.3	16.2	19.7	17.5	19.6
Return on average assets	0.74	0.73	0.79	0.73	0.74
Provision for credit losses-to-average loans and acceptances (annualized)	0.18	0.22	0.11	0.18	0.20

Value Measures (% except as noted)
Average annual five-year total shareholder return	13.7	19.4	11.7	13.7	11.7
Average annual three-year total shareholder return	15.8	11.8	5.4	15.8	5.4
Twelve month total shareholder return	32.6	24.8	16.5	32.6	16.5
Net economic profit ($ millions) (2)	322	297	372	908	946

Balance Sheet (as at $ millions, except as noted)
Assets	586,832	582,045	548,712	586,832	548,712
Net loans and acceptances	295,441	294,704	272,557	295,441	272,557
Deposits	399,223	394,007	359,523	399,223	359,523
Common shareholders’ equity	30,179	29,639	27,103	30,179	27,103
Cash and securities-to-total assets ratio (%)	33.0	32.1	31.1	33.0	31.1

Capital Ratios (%)
Common Equity Tier 1 Ratio	9.6	9.7	9.6	9.6	9.6
Tier 1 Capital Ratio	11.4	11.1	11.2	11.4	11.2
Total Capital Ratio	13.3	13.0	13.5	13.3	13.5

Net Income by Operating Group
Canadian P&C	526	480	486	1,490	1,354
U.S. P&C	159	155	149	480	479
Personal and Commercial Banking	685	635	635	1,970	1,833
Wealth Management	190	194	217	559	519
BMO Capital Markets	306	305	268	888	827
Corporate Services, including Technology and Operations (T&O)	(55)	(58)	3	(154)	(58)
BMO Financial Group net income	1,126	1,076	1,123	3,263	3,121

(1)	This ratio is calculated excluding insurance policyholder benefits, claims and acquisition expenses (PBCAE).
(2)	Net economic profit is a non-GAAP measure and is discussed in the Non-GAAP Measures section.

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Summary Data – Adjusted	Table 2

(Canadian $ in millions, except as noted)	Q3-2014	Q2-2014	Q3-2013	YTD-2014	YTD-2013

Adjusted Summary Income Statement
Net interest income	2,107	2,063	2,030	6,283	6,020
Non-interest revenue	2,108	1,978	1,812	6,095	5,342
Revenue	4,215	4,041	3,842	12,378	11,362
Provision for credit losses	130	162	12	391	217
Non-interest expense	2,708	2,566	2,442	7,927	7,270
Provision for income taxes	215	216	266	718	740
Net income	1,162	1,097	1,122	3,342	3,135
Attributable to bank shareholders	1,146	1,083	1,106	3,299	3,083
Attributable to non-controlling interest in subsidiaries	16	14	16	43	52
Net income	1,162	1,097	1,122	3,342	3,135

Adjusted Common Share Data
Earnings per share ($)	1.73	1.63	1.66	4.97	4.59
Earnings per share growth (%)	4.2	13.2	12.9	8.3	6.5

Adjusted Financial Measures and Ratios (%)
Return on equity	14.9	14.6	15.5	14.7	15.0
Net income growth	3.7	11.2	11.6	6.6	6.5
Revenue growth	9.7	8.9	6.0	8.9	3.4
Non-interest expense growth	10.8	7.7	5.6	9.0	3.9
Efficiency ratio	64.2	63.5	63.6	64.0	64.0
Efficiency ratio, excluding PBCAE (1)	57.2	58.8	62.2	58.4	60.9
Operating leverage	(1.1)	1.2	0.4	(0.1)	(0.5)
Net interest margin on average earning assets	1.58	1.59	1.65	1.60	1.67
Effective tax rate	15.6	16.5	19.2	17.7	19.1

Adjusted Net Income By Operating Group
Canadian P&C	528	482	489	1,496	1,361
U.S. P&C	171	167	161	516	517
Personal and Commercial Banking	699	649	650	2,012	1,878
Wealth Management	212	200	224	595	539
BMO Capital Markets	306	306	269	889	829
Corporate Services, including T&O	(55)	(58)	(21)	(154)	(111)
BMO Financial Group net income	1,162	1,097	1,122	3,342	3,135

(1)	This ratio is calculated excluding insurance policyholder benefits, claims and acquisition expenses (PBCAE).

  The above results and statistics are presented on an adjusted basis. These are non-GAAP amounts or non-GAAP measures. Please see the non-GAAP Measures section.

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Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2014 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian, U.S. and international economies.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; weak, volatile or illiquid capital and/or credit markets; interest rate and currency value fluctuations; changes in monetary, fiscal or economic policy; the degree of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks; changes to our credit ratings; general political conditions; global capital markets activities; the possible effects on our business of war or terrorist activities; disease or illness that affects local, national or international economies; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; technological changes; and our ability to anticipate and effectively manage risks associated with all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors could adversely affect our results. For more information, please see the discussion on pages 30 to 31 of BMO’s 2013 Annual Report, which outlines in detail certain key factors that may affect Bank of Montreal’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Assumptions about the level of default and losses on default were material factors we considered when establishing our expectations regarding the future performance of the transactions into which our credit protection vehicle has entered. Among the key assumptions were that the level of default and losses on default will be consistent with historical experience. Material factors that were taken into account when establishing our expectations regarding the future risk of credit losses in our credit protection vehicle and risk of loss to Bank of Montreal included industry diversification in the portfolio, initial credit quality by portfolio, the first-loss protection incorporated into the structure and the hedges into which Bank of Montreal has entered.

Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies. See the Economic Review and Outlook section of this interim MD&A.

Economic Review and Outlook

After slowing early this year due to inclement weather, the Canadian economy has picked up moderately. Consumer spending has strengthened, home sales have firmed up and exports are starting to benefit from a weaker currency. Canadians are buying a record number of automobiles. However, job growth has slowed and business spending remains weak, restrained by uneven global demand. China’s economy has strengthened in response to expansionary fiscal policies, but the Eurozone economy has stalled. Canadian GDP growth is expected to improve to 2.3% in 2014 from 2.0% in 2013, reducing the unemployment rate slightly. Consumer spending is projected to grow moderately, restrained by elevated household debt. Housing market activity should stabilize alongside moderate growth in residential mortgages. By contrast, business investment is expected to strengthen in response to firmer exports and elevated oil prices, supporting business loan growth. Despite an upturn in inflation, the Bank of Canada remains mindful of economic risks, and is expected to maintain a steady interest rate policy well into 2015. The Canadian dollar is projected to weaken further in response to the ongoing trade deficit and higher long-term interest rates in the U.S. than in Canada.

The U.S. economy contracted early this year, largely because of the severe winter weather, but rebounded strongly in the second quarter on improved motor vehicle sales and an upswing in business investment. While the poor start to the year means GDP growth will likely slow to 2.1% in 2014 from 2.2% in 2013, the outlook remains promising. Consumer spending is projected to strengthen in response to improved household finances, while housing market activity should pick up in response to recent declines in mortgage rates and steady gains in employment. Demand for residential mortgages and consumer loans should improve this year, while strong corporate balance sheets will support business spending and credit growth. While the Federal Reserve is expected to continue reducing its purchases of fixed-income securities, it is not expected to begin raising policy rates until the middle of 2015.

The U.S. Midwest region, which includes the six states in BMO’s U.S. footprint, is expected to grow near the national average of 2.1% in 2014, with an improved performance expected in the second half of the year in response to strengthening exports, increased automotive production and less restrictive fiscal policies.

This Economic Review and Outlook section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

6  •  BMO Financial Group Third Quarter Report 2014

Other Value Measures

BMO’s average annual total shareholder returns for the one-year, three-year and five-year periods ending July 31, 2014, were 32.6%, 15.8% and 13.7%, respectively.

Foreign Exchange

The Canadian dollar equivalents of BMO’s U.S.-dollar-denominated net income, revenues, expenses, recovery of (provision for) credit losses and income taxes were increased relative to the third quarter of 2013 and the prior year to date due to the strengthening of the U.S. dollar, but decreased relative to the second quarter of 2014 due to the weakening of the U.S. dollar. The average Canadian/U.S. dollar exchange rate for the quarter, expressed in terms of the Canadian dollar cost of a U.S. dollar, increased by 4% from a year ago and decreased 2% from the second quarter. The average rate for the year to date increased by 7% from a year ago. BMO may execute hedging transactions to mitigate the impact of foreign exchange rate movements on net income. Table 3 indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in the rates.

This Foreign Exchange section contains forward-looking statements. Please see the Caution Regarding Forward Looking Statements.

Effects of Changes in Exchange Rates on BMO’s Reported and Adjusted Results	Table 3

	Q3-2014		YTD-2014
(Canadian $ in millions, except as noted)	vs Q3-2013	vs Q2-2014	vs YTD-2013
Canadian/U.S. dollar exchange rate (average)
Current period	1.0807	1.0807	1.0877
Prior period	1.0385	1.1029	1.0172

Effects on reported results
Increased (decreased) net interest income	27	(14)	138
Increased (decreased) non-interest revenue	21	(11)	112
Increased (decreased) revenues	48	(25)	250
Decreased (increased) expenses	(38)	20	(188)
Increased provision for credit losses	(1)	-	-
Decreased (increased) income taxes	(2)	1	(14)
Increased (decreased) reported net income	7	(4)	48

Effects on adjusted results
Increased (decreased) net interest income	25	(14)	125
Increased (decreased) non-interest revenue	21	(11)	112
Increased (decreased) revenues	46	(25)	237
Decreased (increased) expenses	(37)	20	(183)
Increased recovery of credit losses	-	-	5
Decreased (increased) income taxes	(2)	1	(12)
Increased (decreased) adjusted net income	7	(4)	47

 Adjusted results in this section are non-GAAP amounts or non-GAAP Measures. Please see the non-GAAP Measures section.

Net Income

Q3 2014 vs. Q3 2013

Net income was $1,126 million for the third quarter of 2014, up $3 million from the prior year. EPS was $1.67, up $0.01 or 1% from the prior year.

Adjusted net income was $1,162 million, up $40 million or 4% from a particularly strong third quarter a year ago, as the prior year’s results benefited from very low credit losses and a positive impact of long-term rates on insurance.

Adjusted EPS was $1.73, up $0.07 or 4%. Adjusted results and items excluded in determining adjusted results are disclosed in detail in the preceding Adjusted Net Income section and in the Non-GAAP Measures section, together with comments on the uses and limitations of such measures.

On an adjusted basis, net income growth was driven by strong results in Canadian P&C and BMO Capital Markets. Canadian P&C results reflected strong balance and fee volumes, partially offset by the impact of lower net interest margin. Wealth Management continued to deliver good adjusted results, excluding the $64 million impact of movements in long-term interest rates that lowered insurance results compared to the prior year. Traditional wealth posted strong results with adjusted net income up 27% or $33 million, with approximately 60% of the increase due to the contribution from the acquired F&C business and the remainder from strong growth in client assets. BMO Capital Markets results were up driven by good revenue performance across the businesses, particularly in Investment and Corporate Banking. U.S. P&C net income was up modestly on a U.S. dollar basis due to improving revenue. Corporate Services adjusted results decreased primarily due to lower recoveries on the purchased credit impaired loan portfolio partly offset by better revenue excluding the impact of the group teb offset.

Q3 2014 vs Q2 2014

Net income increased $50 million or 5% and EPS increased $0.07 or 4%. Adjusted net income increased $65 million or 6% and adjusted EPS increased $0.10 or 6%.

Net income increased in Canadian P&C due to higher revenue as a result of higher balance and fee volumes across most products and three more days in the current quarter, partially offset by higher expenses. Adjusted net income increased in Wealth Management primarily due to the acquisition of F&C, as well as good organic growth, partially offset by lower insurance revenue due to unfavourable

BMO Financial Group Third Quarter Report 2014  •  7

movements in long-term interest rates. BMO Capital Markets results were relatively unchanged from the previous quarter as higher revenue was offset by a less favourable tax rate and modestly higher expenses. U.S. P&C adjusted net income increased on a U.S. dollar basis due to improving revenue, as the benefits from three more days and commercial loan growth were partially offset by lower commercial lending fees, higher expenses and increased provisions for credit losses. Corporate Services adjusted results were comparable to the prior quarter.

Q3 YTD 2014 vs Q3 YTD 2013

Net income increased $142 million or 5% to $3,263 million. EPS was $4.85, up $0.28 or 6% from a year ago. Adjusted net income was $3,342 million, up $207 million or 7% from a year ago. Adjusted EPS was $4.97, up $0.38 or 8% from a year ago. On an adjusted basis, there was strong growth in Canadian P&C, Wealth Management and BMO Capital Markets. Adjusted net income in U.S. P&C on a U.S. dollar basis and Corporate Services was lower relative to the same period a year ago.

Adjusted results in this Net Income section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Revenue

Q3 2014 vs Q3 2013

Total revenue of $4,215 million increased $215 million or 5% from the third quarter a year ago. Adjusted revenue increased $373 million or 10% to $4,215 million. Excluding the impact of the stronger U.S. dollar, adjusted revenue increased by $327 million or 8%. Canadian P&C had good revenue growth due to strong balance and fee volumes, partially offset by the impact of lower net interest margin. Wealth Management also had good revenue growth, with traditional wealth revenue up 25% due to the impact of the F&C acquisition and higher revenue across all businesses driven by strong growth in client assets and increased transaction volumes. Insurance revenue decreased due to the impact of movements in long-term interest rates. BMO Capital Markets revenue increased 15%, with good revenue performance particularly in Investment and Corporate Banking, including a solid contribution from our U.S. business. U.S. P&C revenue increased on a U.S. dollar basis, resulting from strong commercial loan growth, partially offset by lower net interest margin and reduced gains on sales of newly originated mortgages. Corporate Services adjusted revenue was lower primarily due to the impact of a higher group teb adjustment.

Net interest income decreased $76 million or 3% from a year ago to $2,107 million. Adjusted net interest income increased $77 million or 4% to $2,107 million, due to volume growth, revenue from the purchased performing loan portfolio and the impact of the stronger U.S. dollar, partially offset by lower net interest margin. BMO’s overall net interest margin decreased on a reported basis by 20 basis points from a year ago to 1.58%. Adjusted net interest margin decreased by 7 basis points to 1.58%. Average earning assets increased $41.5 billion or 9% to $528.7 billion, including an $8.3 billion increase as a result of the stronger U.S. dollar.

Non-interest revenue increased $291 million or 16% from a year ago to $2,108 million. Adjusted non-interest revenue increased $296 million or 16% to $2,108 million, with significant increases in underwriting and advisory fees, as well as significantly higher investment management and custodial fees and mutual fund revenues as a result of the acquisition of F&C, offset in part by lower insurance income.

Q3 2014 vs Q2 2014

Total revenue and adjusted revenue increased $174 million or 4% from the second quarter. Excluding the impact of the weaker U.S. dollar, adjusted revenue increased by $199 million or 5%. Canadian P&C revenue increased primarily due to higher balance and fee volumes across most products and three more days in the current quarter. Revenue in Wealth Management increased, with revenue growth in traditional wealth driven by the impact from the F&C acquisition and growth in client assets. Insurance revenue decreased due to the impact of unfavourable movements in long-term interest rates. Revenue increased in BMO Capital Markets reflecting higher Investment and Corporate Banking revenue, with Trading Products revenue relatively unchanged. U.S. P&C had higher revenue on a U.S. dollar basis, as the benefits from three more days and commercial loan growth were partially offset by lower commercial lending fees. Corporate Services adjusted revenue decreased primarily due to lower credit-related revenue on the purchased performing loan portfolio and a higher group teb adjustment.

Reported and adjusted net interest income increased $44 million or 2%, in large part due to three more days in the current quarter. BMO’s overall reported and adjusted net interest margin was relatively stable compared to the second quarter. BMO’s overall reported and adjusted net interest margin (excluding trading) was unchanged from the second quarter. Average earning assets decreased $1.8 billion from the prior quarter, but increased $2.5 billion excluding the impact of the weaker U.S. dollar.

Reported and adjusted non-interest revenue increased $130 million or 7%, with significant increases in underwriting and advisory fees, as well as significantly higher investment management and custodial fees and mutual fund revenues as a result of the acquisition of F&C, offset in part by lower securities gains.

Q3 YTD 2014 vs Q3 YTD 2013

Year-to-date revenue increased $453 million or 4% and adjusted revenue increased $1,016 million or 9%. Excluding the impact of the stronger U.S. dollar, adjusted revenue increased $779 million or 7%.

Net interest income decreased $277 million or 4% year to date. Adjusted net interest income increased $263 million or 4%, mainly due to volume growth, revenue from the purchased performing loan portfolio and the impact of the stronger U.S. dollar, partially offset by lower net interest margin. BMO’s overall net interest margin declined by 22 basis points to 1.60%. Adjusted net interest margin declined by 7 basis points to 1.60%. Average earning assets increased by $43.5 billion or 9%, including a $13.5 billion increase as a result of the stronger U.S. dollar.

Non-interest revenue increased $730 million or 14% year to date. Adjusted non-interest revenue increased $753 million or 14% with increases in all types of non-interest revenue except card fees, insurance income and foreign exchange, other than trading.

8  •  BMO Financial Group Third Quarter Report 2014

Net interest income and non-interest revenue are detailed in the unaudited interim consolidated financial statements.

Adjusted results in this Revenue section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Adjusted Net Interest Margin on Average Earning Assets (teb)*	Table 4

(In basis points)	Q3-2014	Q2-2014	Q3-2013	YTD-2014	YTD-2013
Canadian P&C	259	258	264	259	266
U.S. P&C	373	376	392	377	404
Personal and Commercial Banking	289	290	295	290	301
Wealth Management	262	264	291	266	287
BMO Capital Markets	58	59	67	55	61
Corporate Services, including T&O**	nm	nm	nm	nm	nm
Total BMO adjusted net interest margin	158	159	165	160	167
Total BMO adjusted net interest margin (excluding trading)	196	196	199	198	203
Total BMO reported net interest margin	158	159	178	160	182
Total BMO reported net interest margin (excluding trading)	196	196	215	198	221
Total Canadian Retail (reported and adjusted)***	257	257	263	258	265

*	Net interest margin is disclosed and computed with reference to average earning assets, rather than total assets. This basis provides a more relevant measure of margins and changes in margins. Operating group margins are stated on a taxable equivalent basis (teb) while total BMO margin is stated on a GAAP basis.
**	Corporate Services adjusted net interest income is negative in all periods and its variability affects changes in net interest margin.
***	Total Canadian retail margin represents the net interest margin of the combined Canadian businesses of Canadian P&C and Wealth Management.

This table contains adjusted results and measures, which are Non-GAAP. Please see the Non-GAAP Measures section.

nm - not meaningful

Provisions for Credit Losses

Q3 2014 vs Q3 2013

The total provision for credit losses (PCL) was $130 million, an increase of $54 million from the prior year. Adjusted PCL increased by $118 million from the prior year primarily due to significantly lower recoveries. There was no net change to the collective allowance in the quarter.

Canadian P&C provisions increased by $9 million to $134 million, due to increased provisions in the consumer portfolio. U.S. P&C provisions of $52 million increased by $12 million due to higher provisions in the commercial portfolio, partially offset by lower provisions in the consumer portfolio. Corporate Services adjusted recoveries of $47 million declined by $107 million, primarily due to lower recoveries on the purchased credit impaired loan portfolio.

Q3 2014 vs Q2 2014

The reported and adjusted PCL decreased by $32 million from the prior quarter due to higher recoveries on the purchased performing loan and purchased credit impaired loan portfolios. There was no net change to the collective allowance in the quarter.

Canadian P&C provisions were consistent with the prior quarter. U.S. P&C provisions increased by $2 million due to higher provisions in the consumer portfolio, partially offset by lower provisions in the commercial portfolio. Corporate Services adjusted recoveries increased by $28 million mainly due to higher recoveries on the purchased performing loan and purchased credit impaired loan portfolios.

Adjusted results in this Provisions for Credit Losses section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Provision for Credit Losses by Operating Group	Table 5

(Canadian $ in millions)	Q3-2014	Q2-2014	Q3-2013	YTD-2014	YTD-2013
Canadian P&C	134	133	125	408	406
U.S. P&C	52	50	40	121	127
Personal and Commercial Banking	186	183	165	529	533
Wealth Management	(3)	2	(1)	(2)	2
BMO Capital Markets	(6)	(4)	2	(11)	(19)
Corporate Services, including T&O (1) (2)	(47)	(19)	(154)	(125)	(299)
Adjusted provision for credit losses	130	162	12	391	217
Purchased performing loans (1)	-	-	44	-	191
Increase (decrease) in collective allowance	-	-	20	-	(10)
Provision for credit losses	130	162	76	391	398

(1)	Effective Q1-2014, Corporate Services adjusted results include credit-related items in respect of the purchased performing loan portfolio, including $3 million of recoveries of specific provisions for credit losses in the current period (specific provisions of $21 million in Q2-2014).
(2)	Corporate Services results include purchased credit impaired loan recoveries of $57 million in Q3-2014 ($35 million after tax); $45 million in Q2-2014 ($28 million after tax); and $140 million in Q3-2013 ($86 million after tax).

  This table contains adjusted results and measures, which are Non-GAAP. Please see the Non-GAAP Measures section.

BMO Financial Group Third Quarter Report 2014  •  9

Changes to Provision for Credit Losses	Table 6

(Canadian $ in millions, except as noted)	Q3-2014	Q2-2014	1Q3-2013	YTD-2014	YTD-2013
New specific provisions	395	348	357	1,101	1,181
Reversals of previously established allowances	(83)	(47)	(72)	(178)	(203)
Recoveries of loans previously written-off	(182)	(139)	(229)	(532)	(570)
Specific provision for credit losses	130	162	56	391	408
Increase (decrease) in collective allowance	-	-	20	-	(10)
Provision for credit losses	130	162	76	391	398
PCL as a % of average net loans and acceptances (annualized)	0.18	0.22	0.11	0.18	0.20

Impaired Loans

Total gross impaired loans (GIL) were $1,975 million at the end of the current quarter, down from $2,325 million in the second quarter of 2014 and down from $2,650 million a year ago.

Factors contributing to the change in GIL are outlined in Table 7 below. Loans classified as impaired during the quarter totalled $457 million, down from $509 million in the second quarter of 2014 and $610 million a year ago.

Changes in Gross Impaired Loans (GIL) and Acceptances (1)	Table 7

(Canadian $ in millions, except as noted)	Q3-2014	Q2-2014	Q3-2013	YTD-2014	YTD-2013
GIL, beginning of period	2,325	2,482	2,848	2,544	2,976
Classified as impaired during the period	457	509	610	1,608	1,835
Transferred to not impaired during the period	(142)	(244)	(212)	(540)	(564)
Net repayments	(269)	(185)	(290)	(900)	(811)
Amounts written-off	(235)	(149)	(219)	(587)	(670)
Recoveries of loans and advances previously written-off	-	-	-	-	-
Disposals of loans	(155)	(63)	(146)	(220)	(233)
Foreign exchange and other movements	(6)	(25)	59	70	117
GIL, end of period	1,975	2,325	2,650	1,975	2,650
GIL as a % of gross loans and acceptances	0.67	0.79	0.97	0.67	0.97

(1)	GIL excludes purchased credit impaired loans.

For further discussion of risk management practices and key measures, see the Risk Management section.

Non-Interest Expense

Non-interest expense increased $230 million or 9% from the third quarter a year ago to $2,756 million. Adjusted non-interest expense increased $266 million or 11% to $2,708 million. Excluding the impact of the stronger U.S. dollar, adjusted non-interest expense increased by $229 million or 9% primarily due to higher employee-related expenses, including performance-based compensation, the impact of the F&C acquisition and increased technology and support costs related to a changing business and regulatory environment.

Non-interest expense increased $162 million or 6% relative to the second quarter. Adjusted non-interest expense increased $142 million or 5%. Excluding the impact of the weaker U.S. dollar, adjusted non-interest expense increased by $162 million or 6% primarily due to the impact of the F&C acquisition, higher employee-related expenses, increased technology and support costs related to a changing business and regulatory environment and three more days in the current quarter.

Year-over-year operating leverage on a reported basis was negative 3.7% and adjusted operating leverage was negative 1.1%. Excluding the impact of movements in long-term interest rates in the insurance business, year-over-year adjusted operating leverage was positive 1.3%. The adjusted efficiency ratio of 64.2% for the third quarter of 2014 increased 60 basis points from a year ago and 70 basis points from the prior quarter, primarily due to the impact of the F&C acquisition and movements in long-term interest rates in the insurance business. The adjusted efficiency ratio excluding PBCAE1 was 57.2%.

Non-interest expense for the year to date increased $388 million or 5% to $8,034 million. Adjusted non-interest expense increased $657 million or 9% to $7,927 million, or 6% excluding the impact of the stronger U.S. dollar. The increase was primarily due to higher employee-related expenses, including performance-based compensation and severance, increased technology and support costs related to a changing business and regulatory environment and the impact of the F&C acquisition.

Non-interest expense is detailed in the unaudited interim consolidated financial statements.

Adjusted results in this Non-Interest Expense section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Income Taxes

The provision for income taxes of $203 million decreased $72 million from the third quarter of 2013 and decreased $6 million from the second quarter of 2014. The effective tax rate for the quarter was 15.3%, compared with 19.7% a year ago and 16.2% in the second quarter of 2014.

The adjusted provision for income taxes of $215 million decreased $51 million from a year ago and was relatively unchanged from the second quarter of 2014. The adjusted effective tax rate was 15.6% in the current quarter, compared with 19.2% a year ago and 16.5% in the second quarter of 2014. The lower adjusted tax rate in the current quarter relative to the third quarter of 2013 and the second quarter of 2014 was primarily due to higher tax-exempt income.

Adjusted results in this Income Taxes section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

(1)	This ratio is calculated excluding insurance policyholder benefits, claims and acquisition expenses (PBCAE).

10  •  BMO Financial Group Third Quarter Report 2014

Capital Management

Third Quarter 2014 Regulatory Capital Review

BMO’s Common Equity Tier 1 (CET1) Ratio was 9.6% at July 31, 2014.

The CET1 Ratio decreased by approximately 10 basis points from 9.7% at the end of the second quarter mainly due to the impact of the F&C acquisition which reduced the CET1 ratio by approximately 75 basis points, largely offset by lower risk-weighted assets (RWA) and increased retained earnings. The CET1 Ratio decreased by approximately 30 basis points from 9.9% at October 31, 2013, mainly due to the impact of the F&C acquisition and higher RWA, partly offset by increased retained earnings.

RWA of $226 billion at July 31, 2014, decreased by $9 billion from the second quarter largely due to actions taken to manage certain risk positions and changes in methodology and risk assessments. RWA increased $11 billion from October 31, 2013, primarily due to increased source currency RWA, newly-implemented Credit Valuation Adjustment (CVA) rules and the impact of a strengthening of the U.S. dollar during the first three quarters of the year as noted below.

During the first and second quarters of 2014, the RWA attributable to the CVA for CET1, (CET1 RWA), Tier 1 and Total Capital was 57% of the fully-implemented charge. During the third quarter, the CET1 RWA remained at 57% of the fully-implemented charge while the RWA attributable to the CVA for Tier 1 Capital and Total Capital increased to 65% and 77%, respectively. The CVA charge will remain at these levels during the fourth quarter. The phase-in of RWA for the CVA charge will continue until it reaches 100% by 2019.

CET1 Capital at July 31, 2014, was $21.6 billion, down $1.1 billion from the second quarter mainly due to increased capital deductions for goodwill and intangible assets associated with the F&C acquisition, partially offset by increased retained earnings. Since October 31, 2013, CET1 Capital has increased $0.4 billion, with retained earnings growth and the net impact of foreign exchange movements on U.S.-dollar-denominated investments in foreign operations and related hedges more than offsetting the increase in capital deductions during the third quarter.

The bank’s Tier 1 and Total Capital Ratios were 11.4% and 13.3%, respectively, at July 31, 2014, compared with 11.1% and 13.0%, respectively, at April 30, 2014, and 11.4% and 13.7%, respectively, at October 31, 2013. These ratios changed from the prior quarter and from October 31, 2013, primarily due to the same factors that caused changes in the CET1 Ratio, described above, and due to the issuance of preferred shares, which was partially offset by preferred share redemptions, as described below.

BMO’s Assets-to-Capital Multiple (ACM) was 17.0 at July 31, 2014, up from 16.8 at April 30, 2014, and from 15.6 at October 31, 2013, due to higher balance sheet assets. The Office of the Superintendent of Financial Institutions (OSFI) has announced that the ACM will be discontinued in 2015 and will be replaced by the Basel III Leverage Ratio. OSFI has established a 3% minimum Basel III Leverage Ratio. Disclosure of the Basel III Leverage Ratio will commence in the first quarter of fiscal 2015.

BMO’s investments in foreign operations are primarily denominated in U.S. dollars. The foreign exchange impact of U.S.-dollar-denominated RWA and U.S.-dollar-denominated capital deductions may result in variability in the bank’s capital ratios. BMO may enter into hedging arrangements to reduce the impact of foreign exchange movements on its capital ratios.

Pages 61 to 65 and pages 92 to 94 of BMO’s 2013 Annual Report provide disclosure on Enterprise-Wide Capital Management and Liquidity and Funding Risk, including regulatory requirements impacting capital and liquidity.

Other Capital Developments

During the quarter, we redeemed all of our Non-cumulative Class B Preferred Shares Series 21, at a redemption price of $25.00 per share plus declared and unpaid dividends up to but excluding the date fixed for redemption.

On June 6, 2014, we completed our offering of Non-cumulative 5-Year Rate Reset Class B Preferred Shares Series 29. We issued 16 million shares for aggregate proceeds of $400 million.

On July 30, 2014, we completed our offering of Non-cumulative 5-Year Rate Reset Class B Preferred Shares Series 31. We issued 12 million shares for aggregate proceeds of $300 million.

Non-viability contingent capital (NVCC) provisions require the conversion of the capital instrument into a variable number of common shares in the event that OSFI deems the Bank to be non-viable or a federal or provincial government in Canada publicly announces that the Bank has accepted or agreed to accept a capital injection. If a NVCC trigger event were to occur our NVCC capital instruments, Non-cumulative 5-Year Rate Reset Class B Preferred Shares Series 27, Series 29 and Series 31, would be converted into BMO common shares pursuant to an automatic conversion formula with a conversion price based on the greater of: (i) a floor price of $5.00, and (ii) the current market price of our common shares at the time of the trigger event (10-day weighted average). Based on a floor price of $5.00, these NVCC capital instruments would convert into 240 million BMO common shares, which would represent a dilution impact of 37.1% based on the number of BMO common shares outstanding as at July 31, 2014.

During the quarter, 1,656,509 common shares were issued through the exercise of stock options.

No shares were repurchased during the quarter under the bank’s normal course issuer bid. The timing and amount of purchases under the program are subject to management discretion based on factors such as market conditions and capital levels. The bank will periodically consult with OSFI before making purchases under the bid.

On August 26, 2014, BMO announced that the Board of Directors had declared a quarterly dividend payable to common shareholders of $0.78 per common share, unchanged from the preceding quarter and up $0.04 per share or 5% from a year ago. The dividend reflects the success of our business strategies.

The dividend is payable on November 26, 2014, to shareholders of record on November 3, 2014. Common shareholders may elect to have their cash dividends reinvested in common shares of the bank in accordance with the shareholder dividend reinvestment and share purchase plan (the Plan). For the dividend declared on August 26, 2014, and until further notice, such additional common shares will be issued from treasury without a discount. A two per cent discount applied in respect of the common share dividend declared last quarter.

BMO Financial Group Third Quarter Report 2014  •  11

Qualifying Regulatory Capital and Risk-Weighted Assets	Table 8

	Q3-2014		Q2-2014		Q4-2013
(Canadian $ in millions)	All-in (1)	Transitional (2)	All-in (1)	Transitional (2)	All-in (1)	Transitional (2)
Gross Common Equity (3)	30,179	30,179	29,646	29,646	28,144	28,144
Regulatory adjustments applied to Common Equity	(8,583)	(1,558)	(6,918)	(1,298)	(6,917)	9
Common Equity Tier 1 Capital (CET1)	21,596	28,621	22,728	28,348	21,227	28,153
Additional Tier 1 Eligible Capital (4)	4,542	4,542	3,835	3,835	3,781	3,781
Regulatory adjustments applied to Tier 1	(358)	(4,187)	(413)	(3,203)	(409)	(3,781)
Additional Tier 1 Capital (AT1)	4,184	355	3,422	632	3,372	-
Tier 1 Capital (T1 = CET1 + AT1)	25,780	28,976	26,150	28,980	24,599	28,153
Tier 2 Eligible Capital (5)	4,319	4,319	4,357	4,357	4,951	4,951
Regulatory adjustments applied to Tier 2	(50)	(9)	(50)	(10)	(50)	(13)
Tier 2 Capital (T2)	4,269	4,310	4,307	4,347	4,901	4,938
Total Capital (TC = T1 + T2)	30,049	33,286	30,457	33,327	29,500	33,091

Risk-weighted assets (6)
CET1 Capital risk-weighted assets	225,961	231,838	234,774	240,074	215,094	232,501
Tier 1 Capital risk-weighted assets	226,289	na	na	na	na	na
Total Capital risk-weighted assets	226,782	na	na	na	na	na

Capital Ratios (%)
CET1 Ratio	9.6	12.3	9.7	11.8	9.9	12.1
Tier 1 Capital Ratio	11.4	12.5	11.1	12.1	11.4	12.1
Total Capital Ratio	13.3	14.4	13.0	13.9	13.7	14.2

(1)	“All-in” regulatory capital assumes that all Basel III regulatory adjustments are applied effective January 1, 2013, and that the capital value of instruments which no longer qualify as regulatory capital under Basel III rules will be phased out at a rate of 10% per year from January 1, 2013, and continuing to January 1, 2022.
(2)	Transitional regulatory capital assumes that all Basel III regulatory capital adjustments are phased in from January 1, 2014, to January 1, 2018, and that the capital value of instruments that no longer qualify as regulatory capital under Basel III rules will be phased out at a rate of 10% per year from January 1, 2013, and continuing to January 1, 2022.
(3)	Gross Common Equity includes issued qualifying common shares, retained earnings, accumulated other comprehensive income and eligible common share capital issued by subsidiaries.
(4)	Additional Tier 1 Eligible Capital includes directly and indirectly issued qualifying Additional Tier 1 instruments and directly and indirectly issued capital instruments, to the extent eligible, which are subject to phase-out under Basel III.
(5)	Tier 2 Eligible Capital includes directly and indirectly issued qualifying Tier 2 instruments and directly and indirectly issued capital instruments, to the extent eligible, that are subject to phase-out under Basel III.
(6)	Due to the phased-in implementation of the Credit Valuation Adjustment (CVA) which commenced in Q1-2014, the scalars applied to the fully implemented CVA charge for CET1, Tier 1 Capital and Total Capital were 57%, 65% and 77% respectively, for Q3-2014, resulting in different RWA measures for each of the three tiers of regulatory capital. In Q1-2014 and Q2-2014 the CVA scalar applied to all three tiers of capital was 57%.

  na – not applicable

Outstanding Shares and Securities Convertible into Common Shares	Table 9

As at August 20, 2014	Number of shares or dollar amount (in millions)

Common shares	646
Class B Preferred Shares
Series 13	$ 350
Series 14	$ 250
Series 15	$ 250
Series 16	$ 157
Series 17	$ 143
Series 23	$ 400
Series 25	$ 290
Series 27 (1)	$ 500
Series 29 (2)	$ 400
Series 31 (2)	$ 300

Stock options
– vested	7.4
– non-vested	6.7

(1)	The Series 27 Preferred Shares were reclassified from liabilities to equity during the quarter.
(2)	The Series 29 and Series 31 Preferred shares are classified as equity on our Consolidated Balance Sheet.

  Details on share capital are outlined in Note 10 to the unaudited interim consolidated financial statements and Note 20 to the audited consolidated financial statements on page 163 of BMO’s 2013 Annual Report.

Caution

The foregoing Capital Management sections contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Eligible Dividends Designation

For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares as “eligible dividends”, unless indicated otherwise.

12  •  BMO Financial Group Third Quarter Report 2014

Review of Operating Groups’ Performance

How BMO Reports Operating Group Results

The following sections review the financial results of each of our operating segments and operating groups for the third quarter of 2014.

Periodically, certain business lines and units within the business lines are transferred between client and corporate support groups to more closely align BMO’s organizational structure with its strategic priorities. In addition, revenue and expense allocations are updated to more accurately align with current experience. Results for prior periods are restated to conform to the current presentation.

Corporate Services results reflect certain items in respect of the purchased loan portfolio, including the recognition of a portion of the credit mark that is reflected in net interest income over the term of the purchased loans and provisions and recoveries of credit losses on the purchased portfolio. Amounts excluded from adjusted results in prior years included credit-related items in respect of the purchased performing loan portfolio, acquisition integration costs, restructuring costs and run-off structured credit activities.

Effective November 1, 2013, we adopted several new and amended accounting pronouncements issued by the International Accounting Standards Board (IASB), which are outlined in Note 1 to the unaudited interim consolidated financial statements.

BMO analyzes revenue at the consolidated level based on GAAP revenue reflected in the consolidated financial statements rather than on a taxable equivalent basis (teb). Like many banks, we analyze revenue on a teb basis at the operating group level. This basis includes an adjustment that increases GAAP revenue and the GAAP provision for income taxes by an amount that would raise revenue on certain tax-exempt items to a level equivalent to amounts that would incur tax at the statutory rate. The offset to the group teb adjustments is reflected in Corporate Services revenue and income tax provisions. The teb adjustments for the third quarter of 2014 totalled $154 million, up from $138 million in the second quarter of 2014 and $120 million in the third quarter of 2013.

Personal and Commercial Banking (P&C)	Table 10

(Canadian $ in millions, except as noted)	Q3-2014	Q2-2014	Q3-2013	YTD-2014	YTD-2013

Net interest income (teb)	1,835	1,764	1,732	5,399	5,110
Non-interest revenue	589	559	555	1,698	1,620
Total revenue (teb)	2,424	2,323	2,287	7,097	6,730
Provision for credit losses	186	183	165	529	533
Non-interest expense	1,319	1,282	1,265	3,915	3,727
Income before income taxes	919	858	857	2,653	2,470
Income taxes (teb)	234	223	222	683	637
Reported net income	685	635	635	1,970	1,833
Adjusted net income	699	649	650	2,012	1,878
Net income growth (%)	7.6	11.2	8.2	7.4	4.9
Revenue growth (%)	6.0	5.8	1.7	5.4	(0.2)
Non-interest expense growth (%)	4.2	4.7	2.6	5.0	0.3
Return on equity (%)	17.1	16.2	17.7	16.6	17.5
Adjusted return on equity (%)	17.5	16.5	18.1	16.9	18.0
Operating leverage (%)	1.8	1.1	(0.9)	0.4	(0.5)
Adjusted operating leverage (%)	1.5	0.9	(1.3)	0.1	(0.9)
Efficiency ratio (%) (teb)	54.4	55.2	55.3	55.2	55.4
Adjusted efficiency ratio (%) (teb)	53.7	54.4	54.4	54.4	54.4
Net interest margin on average earning assets (%) (teb)	2.89	2.90	2.95	2.90	3.01
Average earning assets	252,032	249,773	232,727	248,580	226,788
Average current loans and acceptances	249,501	247,367	230,716	246,322	224,620
Average deposits	189,852	187,812	176,434	187,900	172,967

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

The Personal and Commercial Banking (P&C) operating group represents the sum of our two retail and business banking operating segments, Canadian Personal and Commercial Banking (Canadian P&C) and U.S. Personal and Commercial Banking (U.S. P&C). These operating segments are reviewed separately in the sections that follow.

BMO Financial Group Third Quarter Report 2014  •  13

Canadian Personal and Commercial Banking (Canadian P&C)	Table 11

(Canadian $ in millions, except as noted)	Q3-2014	Q2-2014	Q3-2013	YTD-2014	YTD-2013

Net interest income (teb)	1,207	1,150	1,152	3,551	3,360
Non-interest revenue	453	410	412	1,271	1,180
Total revenue (teb)	1,660	1,560	1,564	4,822	4,540
Provision for credit losses	134	133	125	408	406
Non-interest expense	825	784	791	2,422	2,335
Income before income taxes	701	643	648	1,992	1,799
Provision for income taxes (teb)	175	163	162	502	445
Reported net income	526	480	486	1,490	1,354
Adjusted net income	528	482	489	1,496	1,361
Personal revenue	1,081	1,029	1,029	3,167	3,001
Commercial revenue	579	531	535	1,655	1,539
Net income growth (%)	8.0	14.3	7.7	10.0	3.1
Revenue growth (%)	6.2	6.0	4.1	6.2	1.3
Non-interest expense growth (%)	4.1	2.7	5.0	3.7	3.1
Operating leverage (%)	2.1	3.3	(0.9)	2.5	(1.8)
Efficiency ratio (%) (teb)	49.7	50.2	50.6	50.2	51.4
Net interest margin on average earning assets (%) (teb)	2.59	2.58	2.64	2.59	2.66
Average earning assets	185,253	182,854	173,386	183,110	168,938
Average current loans and acceptances	189,616	187,162	177,280	187,446	172,570
Average deposits	125,702	122,951	115,164	123,715	112,530

 Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Q3 2014 vs Q3 2013

Canadian P&C net income of $526 million increased $40 million or 8% from a year ago. Revenue increased $96 million or 6% from the prior year due to strong balance and fee volumes, partially offset by the impact of lower net interest margin. Net interest margin decreased 5 basis points to 2.59% largely as a result of changes in mix. Operating leverage was 2.1% and above 2% for the fourth consecutive quarter.

In the personal banking segment, revenue increased $52 million year over year due to the impact of higher balances and fee volumes, partially offset by lower net interest margin. Total personal lending balances (excluding retail cards) increased 7% year over year. Personal deposit balances increased 10% mainly due to growth in term deposits.

In the commercial banking segment, revenue increased $44 million due to the effects of higher balance and fee volumes, partially offset by lower net interest margin. Commercial loan balances (excluding corporate cards) increased 9% year over year, while commercial deposit balances grew 7%.

Provisions for credit losses increased $9 million or 7% due to increased provisions in the consumer portfolio. Non-interest expense increased $34 million or 4% mainly due to continued investment in the business, net of a focus on expense management.

Average current loans and acceptances increased $12.3 billion or 7% from a year ago, and deposits increased $10.5 billion or 9%.

Q3 2014 vs Q2 2014

Net income increased by $46 million or 10% from the prior quarter due to higher revenue, partially offset by higher expenses. Revenue increased $100 million or 6% primarily due to higher balance and fee volumes across most products and three more days in the current quarter. Net interest margin increased 1 basis point.

Personal revenue increased $52 million and commercial revenue increased $48 million, mainly due to higher balance and fee volumes across most products and three more days.

Provisions for credit losses were consistent with the prior quarter. Non-interest expense increased $41 million or 5% mainly due to continued investment in the business and the impact of three more days.

Average current loans and acceptances increased $2.5 billion or 1% from the previous quarter, while deposits were $2.8 billion or 2% higher.

Q3 YTD 2014 vs Q3 YTD 2013

Net income increased $136 million or 10% year to date. Revenue increased $282 million or 6% due to higher balance and fee volumes, partially offset by the impact of lower net interest margin. Operating leverage was strong at 2.5%.

Provisions for credit losses increased $2 million as higher provisions in the commercial portfolio were partially offset by lower provisions in the consumer portfolio. Non-interest expense increased $87 million or 4% mainly due to continued investment in the business, net of the benefit of good expense management.

Average current loans and acceptances increased $14.9 billion or 9%, while deposits increased $11.2 billion or 10%.

14  •  BMO Financial Group Third Quarter Report 2014

U.S. Personal and Commercial Banking (U.S. P&C)	Table 12

(US$ in millions, except as noted)	Q3-2014	Q2-2014	Q3-2013	YTD-2014	YTD-2013

Net interest income (teb)	581	557	558	1,699	1,720
Non-interest revenue	126	134	138	392	433
Total revenue (teb)	707	691	696	2,091	2,153
Provision for credit losses	49	45	39	112	125
Non-interest expense	458	451	456	1,373	1,368
Income before income taxes	200	195	201	606	660
Provision for income taxes (teb)	53	55	57	166	188
Reported net income	147	140	144	440	472
Adjusted net income	158	151	157	473	510
Net income growth (%)	2.1	(5.5)	7.4	(6.7)	9.1
Adjusted net income growth (%)	1.2	(5.9)	4.1	(7.1)	6.0
Revenue growth (%)	1.4	(2.6)	(5.2)	(2.9)	(4.1)
Non-interest expense growth (%)	0.3	(0.4)	(3.3)	0.3	(4.9)
Adjusted non-interest expense growth (%)	1.0	0.3	(2.3)	1.1	(4.1)
Operating leverage (%)	1.1	(2.2)	(1.9)	(3.2)	0.8
Adjusted operating leverage (%)	0.4	(2.9)	(2.8)	(4.0)	-
Efficiency ratio (%) (teb)	64.7	65.3	65.4	65.6	63.6
Adjusted efficiency ratio (%) (teb)	62.6	63.1	62.8	63.4	60.9
Net interest margin on average earning assets (%) (teb)	3.73	3.76	3.92	3.77	4.04
Average earning assets	61,795	60,677	57,146	60,183	56,866
Average current loans and acceptances	55,415	54,590	51,456	54,121	51,173
Average deposits	59,361	58,812	58,999	59,013	59,418

(Canadian $ equivalent in millions)
Net interest income (teb)	628	614	580	1,848	1,750
Non-interest revenue	136	149	143	427	440
Total revenue (teb)	764	763	723	2,275	2,190
Provision for credit losses	52	50	40	121	127
Non-interest expense	494	498	474	1,493	1,392
Income before income taxes	218	215	209	661	671
Provision for income taxes (teb)	59	60	60	181	192
Reported net Income	159	155	149	480	479
Adjusted net income	171	167	161	516	517
Average earning assets	66,779	66,919	59,341	65,470	57,850
Average current loans and acceptances	59,885	60,205	53,436	58,876	52,050
Average deposits	64,150	64,861	61,270	64,185	60,437

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Q3 2014 vs Q3 2013 (in US$)

Net income of $147 million increased $3 million or 2% from a year ago. Adjusted net income of $158 million increased $1 million or 1%.

Revenue of $707 million increased $11 million or 1% from the prior year due to strong commercial loan growth, partially offset by lower net interest margin and reduced gains on sales of newly originated mortgages. Net interest margin decreased by 19 basis points to 3.73%, primarily driven by a decline in loan spreads due to competitive pricing and changes in mix including loans growing faster than deposits.

Provisions for credit losses were $49 million, up $10 million due to higher provisions in the commercial portfolio, partially offset by lower provisions in the consumer portfolio. Non-interest expense increased $2 million to $458 million. Adjusted non-interest expense increased $5 million or 1% to $443 million, with disciplined expense management offsetting investments in the business and higher regulatory costs.

Average current loans and acceptances increased $4.0 billion or 8% year over year to $55.4 billion. The core commercial and industrial loan portfolio maintained strong double-digit growth, increasing $4.1 billion or 18% from a year ago to $27.1 billion. Average deposits of $59.4 billion increased $0.4 billion year over year. Growth in commercial business and personal chequing balances was partially offset by a planned reduction in higher-cost time deposit balances, in addition to a transfer of certain customer balances to Wealth Management at the beginning of the current year.

Q3 2014 vs. Q2 2014 (in US$)

Net income and adjusted net income increased $7 million or 4% from the prior quarter due to higher revenue, partially offset by higher expenses and increased provisions for credit losses.

Revenue increased $16 million or 2% from the prior quarter as the benefits from three more days in the current quarter and commercial loan growth were partially offset by lower commercial lending fees. Net interest margin decreased by 3 basis points to 3.73%, primarily driven by changes in mix including loans growing faster than deposits and lower loan spreads.

Provisions for credit losses increased by $4 million, due to higher provisions in the consumer portfolio, partially offset by lower provisions in the commercial portfolio. Non-interest expense and adjusted non-interest expense increased $7 million or 1% due to more days, increased regulatory costs and investments in the business, partially offset by good expense management.

Average current loans and acceptances increased by $0.8 billion or 2% from the prior quarter, our seventh consecutive quarter of positive growth. Average deposits grew $0.5 billion or 1%, as growth in chequing balances was partially offset by planned declines in higher-cost time deposit balances.

BMO Financial Group Third Quarter Report 2014  •  15

Q3 YTD 2014 vs Q3 YTD 2013 (in US$)

Net income of $440 million decreased $32 million or 7%. Adjusted net income of $473 million decreased $37 million or 7% primarily due to lower revenue.

Revenue decreased $62 million or 3% to $2,091 million. The benefits of strong growth in commercial loans were more than offset by the effect of lower net interest margin and reduced gains on sales of newly originated mortgages. Net interest margin decreased by 27 basis points to 3.77%, primarily driven by a decline in loan spreads due to a competitive pricing, changes in mix including loans growing faster than deposits, and lower deposit spreads in a low-rate environment.

Provisions for credit losses of $112 million decreased $13 million year over year due to lower provisions in the consumer portfolio, partially offset by higher provisions in the commercial portfolio. Non-interest expense of $1,373 million increased $5 million. Adjusted non-interest expense of $1,327 million increased $15 million or 1%. We continue to focus on productivity while making selective investments in the business and responding to regulatory change.

Average current loans and acceptances of $54.1 billion increased $2.9 billion or 6% from the prior year, while deposits of $59.0 billion decreased $0.4 billion.

Adjusted results in this U.S. P&C section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

16  •  BMO Financial Group Third Quarter Report 2014

Wealth Management	Table 13

(Canadian $ in millions, except as noted)	Q3-2014	Q2-2014	Q3-2013	YTD-2014	YTD-2013

Net interest income (teb)	141	135	144	416	413
Non-interest revenue	847	743	723	2,317	1,995
Total revenue (teb)	988	878	867	2,733	2,408
Provision for (recovery of) credit losses	(3)	2	(1)	(2)	2
Non-interest expense	745	630	587	2,019	1,745
Income before income taxes	246	246	281	716	661
Provision for income taxes (teb)	56	52	64	157	142
Reported net income	190	194	217	559	519
Adjusted net income	212	200	224	595	539

Net income growth (%)	(11.8)	38.4	97.3	7.9	42.8
Adjusted net income growth (%)	(4.4)	36.1	94.3	10.6	42.2
Revenue growth (%)	13.9	15.0	28.0	13.5	13.8
Non-interest expense growth (%)	27.2	7.2	7.7	15.7	5.5
Adjusted non-interest expense growth (%)	24.1	7.4	7.5	14.7	5.2
Return on equity (%)	14.8	23.8	29.1	19.0	24.0
Adjusted return on equity (%)	16.6	24.6	30.1	20.3	25.0
Operating leverage (%)	(13.3)	7.8	20.3	(2.2)	8.3
Adjusted operating leverage (%)	(10.2)	7.6	20.5	(1.2)	8.6
Efficiency ratio (%) (teb)	75.5	71.7	67.6	73.9	72.4
Adjusted efficiency ratio (%) (teb)	72.5	70.7	66.6	72.1	71.3
Net interest margin on average earning assets (%) (teb)	2.62	2.64	2.91	2.66	2.87
Average earning assets	21,373	20,876	19,621	20,888	19,258
Average current loans and acceptances	12,971	12,804	12,127	12,778	11,783
Average deposits	24,458	24,755	23,874	24,809	22,992

U.S. Select Financial Data (US$ in millions)
Total revenue (teb)	185	176	178	539	527
Non-interest expense	157	148	146	462	438
Reported net income	24	19	25	60	63
Adjusted net income	29	24	30	75	79
Average earning assets	3,081	2,970	2,689	2,995	2,643
Average current loans and acceptances	2,687	2,592	2,532	2,602	2,489
Average deposits	5,708	5,666	4,843	5,747	4,960

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Q3 2014 vs Q3 2013

Net income of $190 million decreased $27 million from a year ago and adjusted net income of $212 million decreased $12 million or 4%. Good organic growth increased adjusted net income by 19% year over year, excluding the impact of movements in long-term interest rates. Adjusted net income in traditional wealth was $164 million, up 27% or $33 million, with approximately 60% of the increase due to the contribution from the acquired F&C business and the remainder from strong growth in client assets. Adjusted net income in insurance was $48 million, down $45 million or 48% from a year ago primarily due to a $22 million after-tax charge from unfavourable movements in long-term interest rates in the current quarter relative to a $42 million after-tax benefit a year ago. There was continued growth in both the creditor and life insurance underlying businesses. F&C contributed approximately 10% to Wealth Management’s revenue, adjusted expenses and adjusted net income for the quarter.

Revenue was $988 million, up $121 million or 14%. Revenue in traditional wealth was $905 million, up $180 million or 25%, due to the impact of the F&C acquisition and higher revenue across all businesses driven by strong growth in client assets and increased transaction volumes. Insurance revenue was $83 million, down $59 million or 42% due to the factors mentioned above.

Non-interest expense was $745 million, up $158 million or 27% from a year ago. Adjusted non-interest expense was $716 million, up $139 million or 24% mainly due to the impact of the F&C acquisition and higher revenue-based costs from organic operations.

Assets under management and administration grew by $251 billion or 48% from a year ago to $776 billion, with the acquired F&C business contributing $153 billion to the increase. Excluding F&C, assets under management and administration grew by 19%, driven by market appreciation, the stronger U.S. dollar and growth in new client assets.

Q3 2014 vs Q2 2014

Net income was down $4 million and adjusted net income was up $12 million or 7% from the second quarter. Adjusted net income in traditional wealth was up $25 million or 19% primarily due to the acquisition of F&C, as well as good organic growth. Adjusted net income in insurance was down $13 million or 21% due to unfavourable movements in long-term interest rates relative to the second quarter. The underlying insurance businesses continued to perform well.

Revenue increased $110 million or 13%. Revenue in traditional wealth increased $129 million or 17%, driven by the impact from the F&C acquisition and growth in client assets. Insurance revenue decreased $19 million or 19% due to the factors mentioned above.

Non-interest expense increased $115 million or 18%. Adjusted non-interest expense increased $95 million or 15%, mainly due to the impact of the F&C acquisition and higher revenue-based costs from organic operations.

Assets under management and administration grew by $164 billion or 27%. Excluding F&C, assets under management and administration grew by $11 billion or 2% primarily due to market appreciation and growth in new client assets, partially offset by the weaker U.S. dollar relative to the second quarter.

BMO Financial Group Third Quarter Report 2014  •  17

Q3 YTD 2014 vs Q3 YTD 2013

Net income was $559 million, up $40 million or 8% from a year ago. Adjusted net income was $595 million, up $56 million or 11%. Adjusted net income in traditional wealth was $426 million, up $79 million or 23%, primarily driven by growth in client assets and the contribution from the acquired F&C business. Adjusted net income in insurance was $169 million, down $23 million or 12% from a year ago, mainly due to unfavourable movements in long-term interest rates relative to the prior year. There was continued growth in both the creditor and life insurance underlying businesses.

Revenue was $2,733 million, up $325 million or 13% from a year ago. Revenue in traditional wealth was $2,449 million, up $346 million or 16% due to higher revenue from organic operations driven by strong growth in client assets and increased transaction volumes, as well as the impact of the F&C acquisition. Insurance revenue was $284 million, down $21 million or 7% due to the factors mentioned above. The stronger U.S. dollar increased revenue by $38 million or 2%.

Non-interest expense was $2,019 million, an increase of $274 million or 16%. Adjusted non-interest expense increased $253 million or 15% to $1,971 million, mainly due to higher revenue-based costs from organic operations, the impact of the F&C acquisition and higher support costs. The stronger U.S. dollar increased adjusted expenses by $31 million or 2%.

Adjusted results in this Wealth Management section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

18  •  BMO Financial Group Third Quarter Report 2014

BMO Capital Markets	Table 14

(Canadian $ in millions, except as noted)	Q3-2014	Q2-2014	Q3-2013	YTD-2014	YTD-2013

Net interest income (teb)	328	328	345	917	923
Non-interest revenue	658	625	515	1,996	1,672
Total revenue (teb)	986	953	860	2,913	2,595
Provision for (recovery of) credit losses	(6)	(4)	2	(11)	(19)
Non-interest expense	589	581	523	1,779	1,558
Income before income taxes	403	376	335	1,145	1,056
Provision for income taxes (teb)	97	71	67	257	229
Reported net income	306	305	268	888	827
Adjusted net income	306	306	269	889	829

Trading Products revenue	596	599	563	1,785	1,643
Investment and Corporate Banking revenue	390	354	297	1,128	952
Net income growth (%)	13.9	17.0	11.6	7.3	22.0
Revenue growth (%)	14.5	13.6	7.4	12.2	10.2
Non-interest expense growth (%)	12.8	13.6	6.8	14.2	6.9
Return on equity (%)	22.4	20.8	18.2	20.6	19.0
Operating leverage (%)	1.7	-	0.6	(2.0)	3.3
Efficiency ratio (%) (teb)	59.8	61.0	60.7	61.1	60.0
Net interest margin on average earning assets (%) (teb)	0.58	0.59	0.67	0.55	0.61
Average earning assets	223,886	227,228	203,649	222,591	202,312
Average assets	258,916	265,154	246,401	259,696	250,083
Average current loans and acceptances	31,154	30,387	24,479	29,800	24,630
Average deposits	133,538	137,626	120,635	133,997	120,656

U.S. Select Financial Data (US$ in millions)
Total revenue (teb)	284	295	242	927	791
Non-interest expense	231	224	209	684	624
Reported net income	45	63	25	196	156
Average earning assets	84,439	82,517	80,480	80,832	78,580
Average assets	93,263	92,472	95,561	90,652	96,290
Average current loans and acceptances	10,033	9,558	8,107	9,544	8,680
Average deposits	58,911	60,761	58,925	58,316	61,329

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Q3 2014 vs Q3 2013

Net income of $306 million increased $38 million or 14% from a year ago, driven by good revenue performance across the businesses, particularly in Investment and Corporate Banking, including a solid contribution from our U.S. business. Return on equity of 22.4% was strong, up from 18.2% in the prior year.

Revenue increased $126 million or 15% year over year. Investment and Corporate Banking revenue was up, due to higher fees from mergers & acquisitions and debt and equity underwriting, as well as higher corporate banking revenue. In Trading Products, revenue increased due to higher equity and foreign exchange trading, which benefited from increased client volumes and favourable market conditions. The stronger U.S. dollar increased revenue by $12 million or 1%.

There were recoveries of credit losses in the current quarter compared to a small provision in the prior year. Non-interest expense increased $66 million or 13% due to higher employee-related expenses and increased support costs, both driven by a changing business and regulatory environment. The stronger U.S. dollar increased expense by $10 million or 2%.

Q3 2014 vs Q2 2014

Net income was relatively unchanged from the previous quarter as higher revenue was offset by a less favourable tax rate and modestly higher expenses.

Revenue increased $33 million or 3% as Investment and Corporate Banking revenue was up due to higher investment banking fees, particularly in mergers and acquisitions and equity underwriting, partially offset by lower net securities gains primarily in our U.S. business. Revenue in Trading Products was relatively unchanged.

Recoveries of credit losses were higher by $2 million compared to the prior quarter. Non-interest expense increased $8 million or 1% from the previous quarter due to higher employee-related expenses and support costs.

YTD Q3 2014 vs YTD Q3 2013

Net income of $888 million increased $61 million or 7% from the prior year, including net income growth of 25% in our U.S. business on a U.S. dollar basis.

Revenue increased $318 million or 12% reflecting good revenue performance across the businesses, including our U.S. business which had revenue growth of 17% on a U.S. dollar basis. Investment and Corporate Banking businesses performed well with strong equity and debt underwriting fees and corporate banking revenue, and higher net securities gains. Trading Products businesses generated both higher trading revenue, in equity and foreign exchange trading, and increased securities commissions and fees. The stronger U.S. dollar increased revenue by $67 million or 3%.

Recoveries of credit losses were lower by $8 million due to a combination of lower recoveries and new provisions. Non-interest expense increased $221 million or 14% due to higher employee-related expenses, including severance, and increased support costs, both driven by a changing business and regulatory environment. The stronger U.S. dollar increased expenses by $48 million or 3%.

BMO Financial Group Third Quarter Report 2014  •  19

Corporate Services, Including Technology and Operations	Table 15

(Canadian $ in millions, except as noted)	Q3-2014	Q2-2014	Q3-2013	YTD-2014	YTD-2013

Net interest income before group teb offset	(43)	(26)	82	(72)	369
Group teb offset	(154)	(138)	(120)	(377)	(255)
Net interest income (teb)	(197)	(164)	(38)	(449)	114
Non-interest revenue	14	51	24	84	78
Total revenue (teb)	(183)	(113)	(14)	(365)	192
Recovery of credit losses	(47)	(19)	(90)	(125)	(118)
Non-interest expense	103	101	151	321	616
Loss before income taxes	(239)	(195)	(75)	(561)	(306)
Recovery of income taxes (teb)	(184)	(137)	(78)	(407)	(248)
Reported net income (loss)	(55)	(58)	3	(154)	(58)

Adjusted Results
Adjusted net interest income before group teb offset	(43)	(26)	(71)	(72)	(171)
Group teb offset	(154)	(138)	(120)	(377)	(255)
Adjusted net interest income (teb)	(197)	(164)	(191)	(449)	(426)
Adjusted non-interest revenue	14	51	19	84	55
Adjusted total revenue (teb)	(183)	(113)	(172)	(365)	(371)
Adjusted recovery of credit losses	(47)	(19)	(154)	(125)	(299)
Adjusted non-interest expense	103	101	99	321	334
Adjusted net loss	(55)	(58)	(21)	(154)	(111)

Corporate Services Recovery of Credit Losses
Impaired real estate loans	8	(3)	(26)	19	(29)
Interest on impaired loans	5	8	12	23	36
Purchased credit impaired loans	(57)	(45)	(140)	(219)	(306)
Purchased performing loans	(3)	21	-	52	-
Recovery of credit losses, adjusted basis	(47)	(19)	(154)	(125)	(299)
Increase (decrease) in collective allowance	-	-	20	-	(10)
Purchased performing loans	-	-	44	-	191
Recovery of credit losses, reported basis	(47)	(19)	(90)	(125)	(118)
Average loans and acceptances	402	487	961	484	1,073
Period-end loans and acceptances	359	399	695	359	695

U.S. Select Financial Data (US$ in millions)
Total revenue (teb)	(63)	(18)	84	(104)	287
Recovery of credit losses	(26)	(23)	(106)	(97)	(161)
Non-interest expense	44	49	82	106	310
Provision for (recovery of) income taxes (teb)	(29)	(25)	41	(59)	45
Reported net income (loss)	(52)	(19)	67	(54)	93
Adjusted total revenue (teb)	(63)	(18)	(65)	(104)	(247)
Adjusted recovery of credit losses	(44)	(18)	(148)	(119)	(296)
Adjusted non-interest expense	44	49	34	106	111
Adjusted net income (loss)	(39)	(22)	31	(39)	(30)

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Corporate Services

Corporate Services consists of Corporate Units and Technology and Operations (T&O). Corporate Units provide enterprise-wide expertise and governance support in a variety of areas, including strategic planning, risk management, finance, legal and compliance, marketing, communications and human resources. T&O manages, maintains and provides governance over information technology, operations services, real estate and sourcing for BMO Financial Group.

The costs of Corporate Units and T&O services are largely transferred to the three client operating groups (P&C, Wealth Management and BMO Capital Markets), and only relatively minor amounts are retained in Corporate Services results. As such, Corporate Services adjusted operating results largely reflect the impact of certain asset-liability management activities, the elimination of taxable equivalent adjustments, the results from certain impaired real estate secured assets and purchased loan accounting impacts. Corporate Services reported results in 2013 and prior reflected a number of items and activities that are excluded from BMO’s adjusted results to help assess BMO’s performance. These adjusting items are not reflective of core operating results. They are itemized in the Non-GAAP Measures section.

20  •  BMO Financial Group Third Quarter Report 2014

Financial Performance Review

Q3 2014 vs Q3 2013

Corporate Services reported and adjusted net loss for the third quarter of 2014 was $55 million, compared with reported net income of $3 million and an adjusted net loss of $21 million a year ago. Adjusted results were lower primarily due to lower recoveries on the purchased credit impaired loan portfolio partly offset by better revenue excluding the impact of the group teb offset.

Q3 2014 vs Q2 2014

Corporate Services reported and adjusted net loss for the third quarter of 2014 was $55 million, comparable with a reported and adjusted net loss of $58 million in the second quarter of 2014.

YTD Q3 2014 vs YTD Q3 2013

Corporate Services reported and adjusted net loss for the year to date was $154 million, compared with a reported net loss of $58 million and an adjusted net loss of $111 million a year ago. Adjusted results were lower primarily due to lower recoveries on the purchased credit impaired loan portfolio.

Adjusted results in this Corporate Services section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Financial Group Third Quarter Report 2014  •  21

Non-GAAP Measures

Results and measures in this MD&A are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items as set out in Table 16 below. Management assesses performance on a reported basis and on an adjusted basis and considers both to be useful in assessing underlying ongoing business performance. Presenting results on both bases provides readers with a better understanding of how management assesses results. It also permits readers to assess the impact of certain specified items on results for the periods presented and to better assess results excluding those items if they consider the items to not be reflective of ongoing results. As such, the presentation may facilitate readers’ analysis of trends, as well as comparisons with our competitors. Adjusted results and measures are non-GAAP and as such do not have standardized meaning under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from or as a substitute for GAAP results.

Net economic profit represents net income available to common shareholders, before deduction for the after-tax impact of the amortization of acquisition-related intangible assets, less a charge for capital, and is considered a reasonable measure of added economic value.

Non-GAAP Measures	Table 16

(Canadian $ in millions, except as noted)	Q3-2014	Q2-2014	Q3-2013	YTD-2014	YTD-2013

Reported Results
Revenue	4,215	4,041	4,000	12,378	11,925
Provision for credit losses	(130)	(162)	(76)	(391)	(398)
Non-interest expense	(2,756)	(2,594)	(2,526)	(8,034)	(7,646)
Income before income taxes	1,329	1,285	1,398	3,953	3,881
Provision for income taxes	(203)	(209)	(275)	(690)	(760)
Net Income	1,126	1,076	1,123	3,263	3,121
EPS ($)	1.67	1.60	1.66	4.85	4.57

Adjusting Items (Pre-tax) (1)
Credit-related items on the purchased performing loan portfolio (see below *)	-	-	110	-	357
Acquisition integration costs (2)	(9)	-	(49)	(9)	(191)
Amortization of acquisition-related intangible assets (3)	(39)	(28)	(32)	(98)	(94)
Decrease (increase) in the collective allowance for credit losses	-	-	(20)	-	2
Run-off structured credit activities (4)	-	-	1	-	14
Restructuring costs (5)	-	-	-	-	(82)
Adjusting items included in reported pre-tax income	(48)	(28)	10	(107)	6

Adjusting Items (After tax) (1)
Credit-related items on the purchased performing loan portfolio (see below *)	-	-	68	-	220
Acquisition integration costs (2)	(7)	-	(30)	(7)	(118)
Amortization of acquisition-related intangible assets (3)	(29)	(21)	(23)	(72)	(67)
Decrease (increase) in the collective allowance for credit losses	-	-	(15)	-	(4)
Run-off structured credit activities (4)	-	-	1	-	14
Restructuring costs (5)	-	-	-	-	(59)
Adjusting items included in reported net income after tax	(36)	(21)	1	(79)	(14)
Impact on EPS ($)	(0.06)	(0.03)	-	(0.12)	(0.02)

Adjusted Results
Revenue	4,215	4,041	3,842	12,378	11,362
Provision for credit losses	(130)	(162)	(12)	(391)	(217)
Non-interest expense	(2,708)	(2,566)	(2,442)	(7,927)	(7,270)
Income before income taxes	1,377	1,313	1,388	4,060	3,875
Provision for income taxes	(215)	(216)	(266)	(718)	(740)
Adjusted net income	1,162	1,097	1,122	3,342	3,135
EPS ($)	1.73	1.63	1.66	4.97	4.59
*Credit-related items on the purchased performing loan portfolio are comprised of the following amounts:
Revenue	-	-	154	-	540
Provision for credit losses	-	-	(44)	-	(183)
Increase in pre-tax income	-	-	110	-	357
Provision for income taxes	-	-	(42)	-	(137)
Increase in reported net income after tax	-	-	68	-	220

(1)	Adjusting items in 2013 are included in Corporate Services with the exception of the amortization of acquisition-related intangible assets, which is charged to the operating groups. Acquisition integration costs in 2014 related to F&C are charged to Wealth Management.
(2)	Acquisition integration costs are included in non-interest expense.
(3)	These expenses have been designated as adjusting items because the purchase decision may not consider the amortization of acquisition-related intangible assets to be a relevant expense. They were charged to the non-interest expense of the operating groups as follows:
–	in the third quarter of 2014: Canadian P&C $3 million before tax ($2 million after tax); U.S. P&C $16 million ($12 million after tax); and Wealth Management $20 million ($15 million after tax).
–	in the second quarter of 2014: Canadian P&C $2 million before and after tax; U.S. P&C $16 million ($12 million after tax); Wealth Management $9 million ($6 million after tax); and BMO Capital Markets $1 million before and after tax.
–	in the third quarter of 2013: Canadian P&C $3 million before and after tax; U.S. P&C $18 million ($12 million after tax); Wealth Management $10 million ($7 million after tax); and BMO Capital Markets $1 million before and after tax.
–	for year-to-date 2014: Canadian P&C $8 million before tax ($6 million after tax); U.S. P&C $50 million ($36 million after tax); Wealth Management $39 million ($29 million after tax); and BMO Capital Markets $1 million before and after tax.
–	for year-to-date 2013: Canadian P&C $9 million before tax ($7 million after tax); U.S. P&C $56 million ($38 million after tax); Wealth Management $27 million ($20 million after tax); and BMO Capital Markets $2 million before and after tax.
(4)	Primarily comprised of valuation changes associated with these activities that are mainly included in trading revenue in non-interest revenue.
(5)	Restructuring charge to align our cost structure with the current and future business environment as part of a broader effort to improve productivity.

22  •  BMO Financial Group Third Quarter Report 2014

Summary Quarterly Earnings Trends	Table 17

(Canadian $ in millions, except as noted)	Q3-2014	Q2-2014	Q1-2014	Q4-2013	Q3-2013	Q2-2013	Q1-2013	Q4-2012
Total revenue	4,215	4,041	4,122	4,138	4,000	3,893	4,032	4,129
Provision for credit losses – specific (see below)	130	162	99	189	56	174	178	216
Provision for (recovery of) credit losses – collective	-	-	-	-	20	(30)	-	(24)
Non-interest expense	2,756	2,594	2,684	2,580	2,526	2,550	2,570	2,679
Reported net income (see below)	1,126	1,076	1,061	1,074	1,123	962	1,036	1,073
Adjusted net income (see below)	1,162	1,097	1,083	1,088	1,122	984	1,029	1,116
Basic earnings per share ($)	1.68	1.61	1.58	1.60	1.67	1.41	1.51	1.57
Diluted earnings per share ($)	1.67	1.60	1.58	1.60	1.66	1.40	1.51	1.57
Adjusted diluted earnings per share ($)	1.73	1.63	1.61	1.62	1.66	1.44	1.50	1.64
Net interest margin on average earning assets (%)	1.58	1.59	1.62	1.69	1.78	1.82	1.87	1.86
Adjusted net interest margin on average earning assets (%)	1.58	1.59	1.62	1.60	1.65	1.67	1.70	1.70
Effective income tax rate (%)	15.3	16.2	20.8	21.6	19.7	19.8	19.3	14.7
Adjusted effective income tax rate (%)	15.6	16.5	20.9	21.5	19.2	19.0	19.0	17.1
Canadian/U.S. dollar exchange rate (average)	1.08	1.10	1.08	1.04	1.04	1.02	1.00	0.99

Provision for credit losses – specific
Canadian P&C	134	133	141	166	125	153	128	146
U.S. P&C	52	50	19	96	40	55	32	75
Personal and Commercial Banking	186	183	160	262	165	208	160	221
Wealth Management	(3)	2	(1)	1	(1)	1	2	11
BMO Capital Markets	(6)	(4)	(1)	(17)	2	(6)	(15)	(4)
Corporate Services, including T&O	(47)	(19)	(59)	(57)	(110)	(29)	31	(12)
BMO Financial Group provision for credit losses – specific	130	162	99	189	56	174	178	216

Reported net income:
Canadian P&C	526	480	484	458	486	421	447	436
U.S. P&C	159	155	166	102	149	151	179	135
Personal and Commercial Banking	685	635	650	560	635	572	626	571
Wealth Management	190	194	175	311	217	140	162	164
BMO Capital Markets	306	305	277	217	268	261	298	307
Corporate Services, including T&O	(55)	(58)	(41)	(14)	3	(11)	(50)	31
BMO Financial Group net income	1,126	1,076	1,061	1,074	1,123	962	1,036	1,073

Adjusted net income:
Canadian P&C	528	482	486	461	489	422	450	438
U.S. P&C	171	167	178	114	161	164	192	151
Personal and Commercial Banking	699	649	664	575	650	586	642	589
Wealth Management	212	200	183	318	224	147	168	169
BMO Capital Markets	306	306	277	217	269	262	298	308
Corporate Services, including T&O	(55)	(58)	(41)	(22)	(21)	(11)	(79)	50
BMO Financial Group adjusted net income	1,162	1,097	1,083	1,088	1,122	984	1,029	1,116

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Summary Quarterly Earnings Trends

BMO’s quarterly earnings trends were reviewed in detail on pages 102 and 103 of BMO’s 2013 Annual Report. Readers are encouraged to refer to that review for a more complete discussion of trends and factors affecting past quarterly results including the modest impact of seasonal variations in results. Table 17 outlines summary results for the fourth quarter of fiscal 2012 through the third quarter of fiscal 2014. The table reflects changes in IFRS that are outlined in Note 1 to the unaudited interim consolidated financial statements.

Periodically, certain business lines and units within the business lines are transferred between client operating groups to more closely align BMO’s organizational structure and its strategic priorities. Comparative figures have been restated to conform to the current presentation.

Over the past two years, we have remained focused on executing our strategic priorities. Economic conditions have generally been stable to improving.

Canadian P&C has had good results in recent quarters. Improved net income growth in the last five quarters was driven by good revenue, with operating leverage higher than 2% the last four quarters. Revenue growth was due to continued strong loan and deposit balance growth with stable net interest margin over the last four quarters. Expenses have grown moderately as a result of continued investment in the business.

Recent quarterly results in traditional wealth have been strong and have grown on a relatively consistent basis, driven by growth in client assets, better markets and a focus on productivity. Included in the current quarter is the contribution from the F&C acquisition. The fourth quarter of 2013 included a large security gain. Quarterly results in insurance have been subject to variability, resulting primarily from changes in long-term interest rates and investment portfolio changes.

Building on the momentum of 2012 and improved results in 2013, BMO Capital Markets has continued to show strength in the first three quarters of 2014, benefiting from favourable market conditions as well as a consistent and diversified strategy, with good revenue performance across both Investment and Corporate Banking and Trading Products.

U.S. P&C had strong results in the first quarter of 2013 and results were relatively stable in the second and third quarters due to core commercial and industrial loan growth and lower expenses compared to the prior year, offsetting lower margins and balances in certain portfolios. Results in the fourth quarter of 2013 were negatively impacted by above trend provisions for credit losses. Results improved

BMO Financial Group Third Quarter Report 2014  •  23

in the first quarter of 2014, primarily driven by reductions in provisions for credit losses and improving revenue offset in part by increased expenses. Results in the second and third quarters of 2014 were stable. Net interest margin has declined relative to 2012, primarily due to lower loan spreads due to competitive pricing, changes in mix including loans growing faster than deposits and a decline in deposit spreads given the low-rate environment.

Corporate Services quarterly net income can vary, in large part due to the adjusting items in 2013, which were largely recorded in Corporate Services, and recoveries of credit losses on the purchased credit impaired loan portfolio in all periods. Reduced recoveries in the first quarter of 2013 together with lower revenue and increased expenses lowered Corporate Services adjusted results that quarter. These recoveries increased in the last three quarters of 2013, reducing the net loss. Adjusted quarterly net income decreased in 2014, reflecting variability in the recoveries and in Corporate Services revenue.

BMO’s PCL measured as a percentage of loans and acceptances has been trending lower in recent quarters relative to 2012, with the exception of an increase in the fourth quarter of 2013 and in the second quarter of 2014.

Fluctuations in exchange rates in 2012 and 2013 were subdued. The U.S. dollar strengthened significantly in the first half of 2014, followed by a slight weakening in the third quarter. A stronger U.S. dollar increases the translated value of U.S.-dollar-denominated revenue, expenses, provisions for credit losses, income taxes and net income.

The effective income tax rate can vary, as it depends on the timing of resolution of certain tax matters, recoveries of prior periods’ income taxes and the relative proportion of earnings attributable to the different jurisdictions in which we operate.

Adjusted results in this Summary Quarterly Earnings Trends section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Caution

This Summary Quarterly Earnings Trends section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Balance Sheet

Total assets of $586.8 billion at July 31, 2014, increased $49.8 billion from October 31, 2013, including a $10.4 billion increase as a result of the stronger U.S. dollar. The increase primarily reflects growth in net loans and acceptances of $16.1 billion, securities of $13.7 billion, cash equivalents and interest bearing deposits with banks of $11.4 billion and securities borrowed or purchased under resale agreements of $9.7 billion. Other assets increased by a combined $2.3 billion, partly offset by a decrease in derivative financial assets of $3.4 billion.

The $16.1 billion increase in net loans and acceptances included a $3.9 billion increase as a result of the stronger U.S. dollar. The remaining net loans and acceptances increase was primarily driven by loans to businesses and governments in the P&C businesses and BMO Capital Markets.

The $13.7 billion increase in securities was primarily due to an increase in trading securities, reflecting higher client-driven activities.

The $11.5 billion increase in cash, cash equivalents and interest bearing deposits with banks was primarily due to increased balances held with central banks.

The $9.7 billion increase in securities borrowed or purchased under resale agreements is commensurate with the increase in securities lent or sold under repurchase agreements. Both increases were driven by client activities.

The $3.4 billion decrease in derivative financial assets and the $3.8 billion decrease in derivative financial liabilities were primarily due to declines in the fair value of interest rate contracts.

Liabilities and equity increased $49.8 billion from October 31, 2013, including a $10.4 billion increase as a result of the stronger U.S. dollar. The change primarily reflects increases in deposits of $30.9 billion, securities lent or sold under repurchase agreements of $11.7 billion, securities sold but not yet purchased of $5.9 billion, shareholders’ equity of $3.1 billion, and all remaining liabilities and equity of $2.0 billion, partly offset by decreases in derivative financial liabilities of $3.8 billion.

The $30.9 billion increase in deposits included an $8.7 billion increase due to the stronger U.S. dollar. Excluding the impact of the stronger U.S. dollar, business and government deposits increased $15.3 billion primarily due to increased wholesale funding issuances. Deposits by individuals increased $5.3 billion, primarily driven by increases in Canadian P&C and Wealth Management, and deposits by banks increased $1.6 billion.

Contractual obligations by year of maturity are outlined in Note 16 to the unaudited interim consolidated financial statements.

Transactions with Related Parties

In the ordinary course of business, we provide banking services to our key management personnel, joint ventures and associates on the same terms that we offer to our customers for those services.

The Bank’s policies and procedures for related party transactions did not materially change from October 31, 2013, as described in Note 27 to the audited consolidated financial statements on page 177 of BMO’s 2013 Annual Report.

24  •  BMO Financial Group Third Quarter Report 2014

Off-Balance Sheet Arrangements

BMO enters into a number of off-balance sheet arrangements in the normal course of operations. The most significant of these are Credit Instruments, Structured Entities and Guarantees, which are described on pages 65, 66 and 70 of BMO’s 2013 Annual Report as well as in Note 6 to the unaudited interim consolidated financial statements. We consolidate all of our Structured Entities, except for certain Canadian customer securitization and structured finance vehicles. See the Select Financial Instruments section for comments on any significant changes to these arrangements during the quarter ended July 31, 2014.

Accounting Policies and Critical Accounting Estimates

Significant accounting policies are described in the notes to our audited consolidated financial statements for the year ended October 31, 2013, together with a discussion of certain accounting estimates that are considered particularly important as they require management to make significant judgments, some of which relate to matters that are inherently uncertain. Readers are encouraged to review that discussion.

Effective November 1, 2013, we adopted several new and amended accounting pronouncements issued by the IASB, which are outlined in Note 1 to the unaudited interim consolidated financial statements.

Future Changes in Accounting Policies

BMO monitors the potential changes proposed by IASB, and analyzes the effect that changes in the standards may have on BMO’s financial reporting and accounting policies. New standards and amendments to existing standards, which are effective for the Bank in the future, can be found in Note 1 to the unaudited interim consolidated financial statements for the quarter ended July 31, 2014, and in Note 1 to the audited consolidated financial statements on pages 132 and 133 of BMO’s 2013 Annual Report.

Regulatory Developments

There have been a number of regulatory developments in Canada, the United States and elsewhere including consumer protection, capital markets activities, anti-money laundering, and the oversight and strengthening of risk management. These regulatory reforms can impact our operations when they pose financial costs, for example from increasing capital and liquidity requirements and cost of compliance in terms of infrastructure, and our failure to comply with laws and regulations could result in sanctions and financial penalties that could adversely affect our strategic flexibility, reputation and earnings.

We continue to monitor and prepare for regulatory developments, including those referenced elsewhere in this MD&A and the recent regulatory developments set out below. For a more comprehensive discussion of U.S. regulatory developments, see the U.S. Regulatory Developments section on page 69 of BMO’s 2013 Annual Report.

The Federal Reserve Board finalized a rule (the FBO Rule) that implements the Dodd-Frank Act’s enhanced prudential standards and early remediation requirements for the U.S. operations of non-U.S. banks, such as BMO. The FBO Rule establishes new requirements relating to risk-based capital, leverage limits, liquidity standards, risk-management frameworks, concentration and credit exposure limits, resolution planning and credit exposure reporting.

The Office of the Comptroller of Currency issued for comment proposed guidelines for the design and implementation of a risk governance framework for large national banks, and board of director oversight of the framework’s design and implementation. As proposed, the guidelines would apply to our principal U.S. subsidiary bank, BMO Harris Bank N.A. (BHB), and establish specific roles and responsibilities focused on risk management for BHB’s front line units, risk management, internal audit, board and CEO.

The Volcker Rule, which prohibits banking entities and their affiliates from certain proprietary trading and specified relationships with hedge funds and private equity funds, was finalized in December 2013. The U.S. federal banking agencies, the Securities and Exchange Commission and the Commodity Futures Trading Commission have confirmed that banking entities, including BMO and certain subsidiaries, have until July 2015 to conform all of their activities and investments, or longer if the period is extended. Banking entities are expected to engage in good-faith planning efforts and work toward compliance during this period.

The Consumer Financial Protection Bureau, which enforces certain U.S. federal consumer finance laws, has stated that it will closely scrutinize indirect auto lenders to focus on compliance, including with fair lending laws.

Canada’s Department of Finance issued for comment a Consultation Paper outlining the proposed bail-in regime applicable to Canada’s domestic systemically important banks (D-SIBs), such as the Bank. The proposed bail-in regime would grant to the Government of Canada the power to permanently convert “eligible liabilities” of the D-SIB into common equity and to permanently cancel existing common shares if certain preconditions are met. As proposed, eligible liabilities would consist only of senior unsecured debt that is issued after the implementation date of the bail-in regime, tradable and transferable, and with an original term of over 400 days. The Consultation Paper also requests comments with respect to instituting a bank holding company structure in Canada to better support the regime for bank resolutions.

Caution

This Regulatory Developments section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

BMO Financial Group Third Quarter Report 2014  •  25

Select Financial Instruments

Pages 65 and 66 of BMO’s 2013 Annual Report provide enhanced disclosure relating to select financial instruments that, commencing in 2008 and based on subsequent assessments, markets regard as carrying higher risk. Readers are encouraged to review that disclosure to assist in understanding the nature and extent of BMO’s exposures.

The Financial Stability Board (FSB) issued a report encouraging enhanced disclosure related to financial instruments that market participants had come to regard as carrying higher risk. An index of where the disclosures recommended by the Enhanced Disclosure Task Force (EDTF) of the FSB are located is provided on our website at www.bmo.com/investorrelations.

We follow a practice of reporting on significant changes in the select financial instruments since year end, if any, in our interim MD&A. There have been no changes of substance from the disclosure in our 2013 Annual Report, other than the maturity of the $1.05 billion of Series 2013 Apex Notes that occurred on December 30, 2013.

Risk Management

Our risk management practices and key measures have not changed significantly from those outlined on pages 77 to 99 of BMO’s 2013 Annual Report.

Market Risk

Linkages between Balance Sheet Items and Market Risk Disclosures

Below are parts of our consolidated balance sheet that are subject to market risk, showing balances that are mainly subject to traded risk and non-traded risk measurement techniques.

Linkages Between Balance Sheet Items and Market Risk Disclosures	Table 18

	As at July 31, 2014				As at October 31, 2013
	Subject to Market Risk				Subject to Market Risk
(Canadian $ in millions)	Consolidated Balance Sheet	Traded risk (1)	Non-traded risk (2)	Not subject to Market Risk	Consolidated Balance Sheet	Traded risk (1)	Non-traded risk (2)	Not subject to Market Risk	Main risk factors for non-traded risk balances

Assets
Cash and cash equivalents	38,250	-	38,250	-	26,089	-	26,089	-	Interest rate
Interest bearing deposits with banks	5,800	392	5,408	-	6,518	1,511	5,007	-	Interest rate
Securities
Trading	90,459	84,374	6,085	-	75,159	69,393	5,766	-	Interest rate, credit spread
Available-for-sale	47,673	-	47,673	-	53,710	-	53,710	-	Interest rate, credit spread
Held-to-maturity	10,420	-	10,420	-	6,032	-	6,032	-	Interest rate
Other	989	-	989	-	899	-	899	-	Equity
Securities borrowed or purchased under resale agreements	49,452	-	49,452	-	39,799	-	39,799	-	Interest rate
Loans and acceptances (net of allowance for credit losses)	295,441	-	295,441	-	279,294	-	279,294	-	Interest rate, foreign exchange
Derivative instruments	26,825	25,969	856	-	30,259	29,484	775	-	Interest rate, foreign exchange
Other assets	21,523	-	8,182	13,341	19,285	-	7,692	11,593	Interest rate

Total Assets	586,832	110,735	462,756	13,341	537,044	100,388	425,063	11,593

Liabilities
Deposits	399,223	7,423	391,800	-	368,369	5,928	362,441	-	Interest rate, foreign exchange
Derivative instruments	28,151	27,144	1,007	-	31,974	31,184	790	-	Interest rate, foreign exchange
Acceptances	9,651	-	9,651	-	8,472	-	8,472	-	Interest rate
Securities sold but not yet purchased	28,366	28,366	-	-	22,446	22,446	-	-	Interest rate
Securities lent or sold under repurchase agreements	40,606	-	40,606	-	28,884	-	28,884	-	Interest rate
Other liabilities	42,587	-	42,147	440	41,724	-	41,179	545	Interest rate
Subordinated debt	3,948	-	3,948	-	3,996	-	3,996	-	Interest rate

Total Liabilities	552,532	62,933	489,159	440	505,865	59,558	445,762	545

(1)	Primarily comprised of BMO’s balance sheet items that are subject to the trading and underwriting risk management framework and are fair valued through profit and loss.
(2)	Primarily comprised of BMO’s balance sheet items that are subject to the structural balance sheet and insurance risk management framework and our available-for-sale securities.

  Certain comparative figures have been reclassified to conform to the current period’s presentation.

26  •  BMO Financial Group Third Quarter Report 2014

Trading, Underwriting and Non-Trading (Structural) Market Risk

Total Trading Value at Risk (VaR) remained relatively stable over the period. The available-for-sale (AFS) VaR declined as a result of position reductions in a number of portfolios and from the impact of parameter recalibrations. Total Trading Stressed VaR decreased mainly due to calibration updates and portfolio composition changes which occurred during the quarter.

There were no significant changes in our structural market risk management practices during the quarter. Structural economic value exposure to rising interest rates primarily reflects a lower market value for fixed-rate loans. Structural earnings exposure to falling interest rates primarily reflects the risk of prime-based loans repricing at lower rates. Economic value and earnings interest rate sensitivities remained largely unchanged over the quarter.

BMO’s market risk management practices and key measures are outlined on pages 87 to 91 of BMO’s 2013 Annual Report.

Total Trading Value at Risk (VaR) Summary ($ in millions)* **	Table 19

	For the quarter ended July 31, 2014				As at April 30, 2014	As at October 31, 2013
(Pre-tax Canadian equivalent)	Quarter-end	Average	High	Low	Quarter-end	Quarter-end
Commodity VaR	(0.6)	(0.6)	(0.9)	(0.3)	(0.8)	(0.4)
Equity VaR	(6.0)	(6.8)	(9.0)	(5.6)	(6.1)	(6.1)
Foreign exchange VaR	(0.2)	(0.9)	(2.3)	(0.1)	(0.9)	(0.5)
Interest rate VaR	(6.6)	(7.8)	(13.3)	(4.2)	(4.3)	(4.6)
Credit VaR	(4.8)	(5.3)	(5.9)	(4.5)	(5.3)	(5.0)
Diversification	9.2	10.7	nm	nm	8.6	7.5
Total Trading VaR	(9.0)	(10.7)	(14.5)	(8.1)	(8.8)	(9.1)
Total AFS VaR	(9.5)	(11.1)	(12.7)	(9.0)	(12.7)	(10.1)

*	Total Trading VaR and AFS VaR above are subject to BMO Capital Markets trading management framework.
**	One-day measure using a 99% confidence interval. Losses are in brackets and benefits are presented as positive numbers.

  nm - not meaningful

Total Trading Stressed Value at Risk (SVaR) Summary ($ in millions)* **	Table 20

	For the quarter ended July 31, 2014				As at April 30, 2014	As at October 31, 2013
(Pre-tax Canadian equivalent)	Quarter-end	Average	High	Low	Quarter-end	Quarter-end
Commodity SVaR	(3.3)	(4.1)	(7.9)	(1.8)	(7.2)	(4.7)
Equity SVaR	(13.4)	(12.5)	(17.5)	(10.2)	(12.6)	(9.8)
Foreign exchange SVaR	(0.2)	(3.2)	(11.3)	(0.2)	(1.8)	(0.8)
Interest rate SVaR	(14.2)	(20.3)	(29.0)	(12.4)	(23.2)	(9.5)
Credit SVaR	(13.0)	(13.8)	(14.9)	(13.0)	(13.5)	(11.0)
Diversification	25.6	31.6	nm	nm	31.8	19.9
Total Trading SVaR	(18.5)	(22.3)	(31.8)	(17.7)	(26.5)	(15.9)

*	Stressed VaR is produced weekly.
**	One-day measure using a 99% confidence interval. Losses are in brackets and benefits are presented as positive numbers.

  nm - not meaningful

Structural Balance Sheet Earnings and Value Sensitivity to Changes in Interest Rates ($ in millions)* **	Table 21

	Economic value sensitivity (Pre-tax)			Earnings sensitivity over the next 12 months (After tax)
(Canadian equivalent)	July 31, 2014	April 30, 2014	October 31, 2013	July 31, 2014	April 30, 2014	October 31, 2013
100 basis point increase	(629.8)	(649.3)	(503.1)	59.3	60.8	95.4
100 basis point decrease	340.7	354.1	340.1	(50.7)	(60.1)	(90.8)

200 basis point increase	(1,404.6)	(1,421.0)	(1,078.8)	77.9	85.0	158.1
200 basis point decrease	222.2	233.5	442.7	(54.9)	(71.3)	(113.7)

*	Losses are in brackets and benefits are presented as positive numbers.
**	For BMO’s Insurance businesses, a 100 basis point increase in interest rates at July 31, 2014, results in an increase in earnings after tax of $68 million and an increase in before tax economic value of $414 million ($67 million and $384 million, respectively, at April 30, 2014; $81 million and $335 million, respectively, at October 31, 2013). A 100 basis point decrease in interest rates at July 31, 2014, results in a decrease in earnings after tax of $59 million and a decrease in before tax economic value of $489 million ($57 million and $454 million, respectively, at April 30, 2014; $66 million and $399 million, respectively, at October 31, 2013). These impacts are not reflected in the table above.

BMO Financial Group Third Quarter Report 2014  •  27

Liquidity and Funding Risk

Liquidity and funding risk is managed under a robust risk management framework. There were no material changes in the framework during the quarter.

Liquid and Unencumbered Assets

BMO’s liquid assets are primarily held in our trading businesses and in supplemental liquidity pools that are maintained for contingency purposes. Liquid assets include unencumbered, high-quality assets that are marketable, can be pledged as security for borrowings and can be converted to cash in a time frame that meets our liquidity and funding requirements.

BMO’s liquid assets are summarized in Table 22 below. In the ordinary course of the bank’s day-to-day business activities, BMO may encumber a portion of cash and security holdings as collateral to support its trading activities and participation in clearing and payment systems. In addition, BMO may receive highly liquid assets as collateral and may re-pledge these assets in exchange for cash or as collateral for trading activities. Net unencumbered liquid assets, defined as on-balance sheet assets such as BMO-owned cash and securities and securities borrowed or purchased under resale agreements plus other off-balance sheet eligible collateral received less collateral encumbered, totalled $171.7 billion at July 31, 2014, compared with $170.5 billion at April 30, 2014. The modest increase in unencumbered liquid assets was primarily due to higher cash balances. Net unencumbered liquid assets are primarily held at the parent bank level, in our U.S. legal entity BMO Harris Bank, and in BMO’s broker/dealer operations in Canada and internationally. In addition to liquid assets, BMO retains access to the Bank of Canada’s emergency lending assistance program, Federal Reserve Bank discount window in the United States and European Central Bank standby liquidity facilities. BMO does not consider central bank facilities as a source of available liquidity when assessing its liquidity position.

In addition to cash and securities holdings, BMO may also pledge other assets, including mortgages and loans, to raise long-term secured wholesale funding. Table 23 provides a summary of total encumbered and unencumbered assets.

Liquid Assets	Table 22

	As at July 31, 2014					As at April 30, 2014

(Canadian $ in millions)	Carrying Value/On Balance Sheet Assets (1)	Other Cash & Securities Received	Total Gross Assets (2)	Encumbered Assets	Net Unencumbered Assets (3)	Net Unencumbered Assets (3)
Cash and cash equivalents	38,250	-	38,250	1,429	36,821	33,648
Deposits in other banks	5,800	-	5,800	-	5,800	7,069
Securities and securities borrowed or purchased under resale agreements
Sovereigns / Central banks / Multilateral Development Banks	98,735	12,590	111,325	77,037	34,288	38,204
Mortgage-backed securities and collateralized mortgage obligations	17,377	1,013	18,390	2,569	15,821	14,698
Corporate debt	19,740	7,057	26,797	2,023	24,774	25,134
Corporate equity	63,141	16,409	79,550	39,882	39,668	36,600
Total securities and securities borrowed or purchased under resale agreements	198,993	37,069	236,062	121,511	114,551	114,636
NHA mortgage-backed securities (reported as loans at amortized cost) (4)	15,239	-	15,239	691	14,548	15,104
Total liquid assets	258,282	37,069	295,351	123,631	171,720	170,457
Other assets eligible at central banks (not included above) (5)	105,558	-	105,558	748	104,810	101,498
Undrawn credit lines granted by central banks	-	-	-	-	-	-
Total liquid assets and other sources	363,840	37,069	400,909	124,379	276,530	271,955

(1)	The carrying values outlined in this table are consistent with the carrying values in the Bank’s balance sheet as at July 31, 2014.
(2)	Gross assets include on-balance sheet and off-balance sheet assets.
(3)	Net unencumbered liquid assets are defined as on-balance sheet assets, such as BMO-owned cash and securities and securities borrowed or purchased under resale agreements, plus other off-balance sheet eligible collateral received, less encumbered assets.
(4)	Under IFRS, NHA mortgage-backed securities (MBS) that include BMO’s originated mortgages as the underlying collateral are classified as loans. Unencumbered NHA MBS securities have liquidity value and are included as liquid assets under BMO’s liquidity and funding management framework. This amount is shown as a separate line item, NHA mortgage-backed securities.
(5)	Represents loans currently lodged at central banks that could potentially be used to access central bank funding. Loans available for collateral do not include other sources of additional liquidity that may be realized from the loan portfolio including incremental securitization, covered bond issuances and Federal Home Loan Bank (FHLB) advances.

28  •  BMO Financial Group Third Quarter Report 2014

Asset Encumbrance (Canadian $ in millions)	Table 23

		Encumbered (2)		Net Unencumbered
As at July 31, 2014	Total Gross Assets (1)	Pledged as collateral	Other encumbered	Other unencumbered (3)	Available as collateral (4)
Cash and bank deposits	44,050	-	1,429	439	42,182
Securities (5)	251,301	93,723	28,479	7,674	121,425
Loans and acceptances	280,202	37,645	1,945	135,802	104,810
Other assets
Derivative instruments	26,825	-	-	26,825	-
Premises and equipment	2,174	-	-	2,174	-
Goodwill	5,253	-	-	5,253	-
Intangible assets	2,020	-	-	2,020	-
Current tax assets	770	-	-	770	-
Deferred tax assets	2,962	-	-	2,962	-
Other assets	8,344	-	-	8,344	-
Total other assets	48,348	-	-	48,348	-
Total assets	623,901	131,368	31,853	192,263	268,417

		Encumbered (2)		Net Unencumbered
As at April 30, 2014	Total Gross Assets (1)	Pledged as collateral	Other encumbered	Other unencumbered (3)	Available as collateral (4)
Cash and bank deposits	42,151	-	1,434	423	40,294
Securities (5)	246,456	92,488	24,228	7,455	122,285
Loans and acceptances	279,139	37,138	1,954	138,549	101,498
Other assets
Derivative instruments	28,859	-	-	28,859	-
Premises and equipment	2,172	-	-	2,172	-
Goodwill	3,994	-	-	3,994	-
Intangible assets	1,554	-	-	1,554	-
Current tax assets	800	-	-	800	-
Deferred tax assets	2,927	-	-	2,927	-
Other assets	8,293	-	-	8,293	-
Total other assets	48,599	-	-	48,599	-
Total assets	616,345	129,626	27,616	195,026	264,077

(1)	Gross assets include on-balance sheet and off-balance sheet assets.
(2)	Pledged as collateral refers to the portion of on-balance sheet assets and other cash and securities received that is pledged through repurchase agreements, securities lent, derivative contracts, minimum required deposits at central banks and requirements associated with participation in clearing houses and payment systems. Other encumbered includes assets which are restricted from use for legal or other reasons such as restricted cash and short sales.
(3)	Other unencumbered assets include select liquid asset holdings management believes are not readily available to support BMO’s liquidity requirements. These include cash and securities of $8.1 billion as at July 31, 2014, which include securities held in BMO’s insurance subsidiary, credit protection vehicle, significant equity investments, and certain investments held in our merchant banking business. Other unencumbered assets also include mortgages and loans that may be securitized to access secured funding.
(4)	Loans included as available as collateral represent loans currently lodged at central banks that could potentially be used to access central bank funding. Loans available as collateral do not include other sources of additional liquidity that may be realized from the loan portfolio, including incremental securitization, covered bond issuances and FHLB advances.
(5)	Includes securities, securities borrowed or purchased under resale agreements and NHA mortgage-backed securities (reported as loans at amortized cost).

Funding Strategy

Our funding philosophy requires that secured and unsecured wholesale funding used to support less liquid loans and other assets be longer term (typically maturing in two to ten years) to better match the term to maturity for these assets. Wholesale secured and unsecured funding for liquid trading assets is generally shorter term (maturing in one year or less), and is aligned with the liquidity of the assets being funded. Trading assets are subject to haircuts in order to reflect the potential for lower market values and liquidity during times of market stress. Supplemental liquidity pools are funded with a mix of wholesale term funding.

BMO maintains a large and stable base of customer deposits that, along with our strong capital base, is a source of strength. It supports the maintenance of a sound liquidity position and reduces our reliance on wholesale funding. Customer deposits include core deposits and larger retail and commercial fixed-rate customer deposits. Customer deposits totalled $230.6 billion at July 31, 2014, up slightly from $230.4 billion at April 30, 2014. BMO also receives non-marketable deposits from corporate and non-financial institutional customers. These deposits totalled $33.9 billion as at July 31, 2014.

Total wholesale funding outstanding, largely consisting of negotiable marketable securities, was $163.5 billion at July 31, 2014, with $37.0 billion sourced as secured funding and $126.5 billion sourced as unsecured funding. The mix and maturities of BMO’s wholesale term funding are outlined in Table 24 below. BMO maintains a sizeable portfolio of unencumbered liquid assets totaling $171.7 billion as of July 31, 2014, that can be monetized to meet potential funding requirements, as described in the Liquid and Unencumbered Assets section above.

Diversification of our wholesale funding sources is an important part of our overall liquidity management strategy. BMO’s wholesale funding activities are well diversified by jurisdiction, currency, investor segment, instrument and maturity profile. BMO maintains ready access to long-term wholesale funding through various borrowing programs, including a European Note Issuance Program, Canadian and U.S. Medium Term Note Programs, Canadian and U.S. mortgage securitizations, Canadian credit card securitizations, covered bonds and Canadian and U.S. senior (unsecured) deposits.

BMO Financial Group Third Quarter Report 2014  •  29

Wholesale Funding Maturities (Canadian $ in millions) (1)	Table 24

As at July 31, 2014	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Subtotal less than 1 year	1 to 2 years	Over 2 years	Total
Deposits from banks (2)	12,382	4,630	598	66	17,676	-	-	17,676
Certificates of deposit and commercial paper	19,937	21,363	8,003	6,113	55,416	938	-	56,354
Bearer deposit notes	1,657	1,297	181	236	3,371	-	-	3,371
Asset-backed commercial paper (ABCP)	1,224	1,108	430	55	2,817	-	-	2,817
Senior unsecured medium-term notes	-	-	500	4,658	5,158	13,683	23,160	42,001
Senior unsecured structured notes (3)	38	30	371	29	468	46	1,135	1,649
Covered bonds/Securitizations
Mortgage securitizations	-	318	334	1,852	2,504	2,031	12,473	17,008
Covered bonds	-	-	2,181	2,181	4,362	1,636	3,641	9,639
Credit card securitizations	-	-	-	42	42	2,726	2,194	4,962
Subordinated debt (4)	-	-	-	311	311	-	5,087	5,398
Other (5)	-	-	-	-	-	-	2,590	2,590
Total	35,238	28,746	12,598	15,543	92,125	21,060	50,280	163,465
Of which:
Secured	1,224	1,426	2,945	4,130	9,725	6,393	20,898	37,016
Unsecured	34,014	27,320	9,653	11,413	82,400	14,667	29,382	126,449
Total (6)	35,238	28,746	12,598	15,543	92,125	21,060	50,280	163,465

(1)	Wholesale funding excludes repo transactions and bankers acceptances, which are disclosed in the contractual maturity table in Note 16 of the unaudited interim consolidated financial statements. Wholesale funding also excludes ABCP issued by certain ABCP conduits that are not consolidated for financial reporting purposes.
(2)	Except for deposits from banks, which primarily consist of bank deposits sourced to support trading products activities, unsecured funding refers to funding through issuance of marketable, negotiable securities.
(3)	Primarily issued to non-institutional investors.
(4)	Includes certain subordinated debt instruments reported as deposits and other liabilities for accounting purposes. Subordinated debt is reported in this table in accordance with EDTF recommended disclosures.
(5)	Refers to Federal Home Loan Banks advances.
(6)	Total wholesale funding consists of Canadian-dollar-denominated funding of $53.9 billion and U.S.-dollar and other foreign-denominated funding of $109.6 billion as at July 31, 2014.

In May 2014, OSFI finalized its Liquidity Adequacy Requirements (LAR) Guideline. The guideline outlines the approach and methodology for a number of liquidity metrics and tools that OSFI will use to monitor and assess the liquidity adequacy of banks, including the Liquidity Coverage Ratio (LCR), Net Cumulative Cash Flow and others. Under the guideline, Canadian banks will be required to maintain a LCR above 100%, effective January 1, 2015.

In January 2014, the Basel Committee on Banking Supervision (BCBS) issued its final paper on Liquidity Coverage Ratio Disclosure Standards. In July 2014, OSFI published a LCR common disclosure template and confirmed that Canadian banks are required to comply with the new disclosure standards beginning in the Q2, 2015 reporting period.

In January 2014, the BCBS released a revised consultative document on the Net Stable Funding Ratio (NSFR). The industry provided feedback on the proposal to the BCBS in the second quarter of 2014. The NSFR is expected to be implemented on January 1, 2018.

Credit Rating

The credit ratings assigned to BMO’s short-term and senior long-term debt securities by external rating agencies are important in the raising of both capital and funding to support our business operations. Maintaining strong credit ratings allows us to access the capital markets at competitive pricing levels. Should our credit ratings experience a material downgrade, our cost of funds would likely increase significantly and our access to funding and capital through capital markets could be reduced. A material downgrade of our ratings could have other consequences, including those set out in Note 10 to the audited consolidated financial statements on page 150 of BMO’s 2013 Annual Report.

The credit ratings assigned to BMO’s senior debt by the rating agencies are indicative of high-grade, high-quality issues. The ratings as at July 31, 2014, were as follows: DBRS (AA); Fitch (AA-); Moody’s (Aa3); and Standard & Poor’s (A+).

During the quarter, Moody’s affirmed the long-term ratings and changed the outlook to “negative” from “stable” on the supported senior debt and uninsured deposit ratings of BMO and six other large Canadian banks in light of previously announced plans by the Canadian government to implement a bail-in regime for domestic systemically important banks.

Subsequent to quarter-end, S&P affirmed the long-term and short-term issuer credit ratings of BMO and revised its outlook on BMO and five other Canadian banks to negative from stable reflecting the possible impact of a bail-in policy proposal from the Canadian federal government released on August 1, 2014.

We are required to deliver collateral to certain counterparties in the event of a downgrade to our current credit rating. The incremental collateral required is based on mark-to-market exposure, collateral valuations and collateral threshold arrangements, as applicable. As at July 31, 2014, the bank would be required to provide additional collateral to counterparties totalling $154 million, $470 million and $727 million under a one-notch, two-notch and three-notch downgrade, respectively.

Insurance Risk

There were no significant changes in the risk management practices or risk levels of our insurance business during the quarter. BMO’s insurance risk management practices are outlined on pages 95 and 96 of BMO’s 2013 Annual Report.

Information and Cyber Security Risk

There were no significant changes in our information and cyber security risk management practices during the quarter from those described in the Information and Cyber Security Risk section on page 79 and in the Operational Risk section on page 94 of BMO’s 2013 Annual Report.

30  •  BMO Financial Group Third Quarter Report 2014

Select Geographic Exposures

Select geographic exposures were disclosed and discussed on pages 67, 68, 119 and 120 of BMO’s 2013 Annual Report. Our exposure to European countries, as at July 31, 2014, is set out in the tables that follow. Our net portfolio exposures are summarized in Table 25 and 26 for funded lending, securities (inclusive of credit default swaps (CDS) activity), repo-style transactions and derivatives. There has been limited change to our exposures compared with April 30, 2014, and October 31, 2013.

European Exposure by Country and Counterparty (11) (Canadian $ in millions)	Table 25

As at July 31, 2014
	Funded Lending (1)	Securities (2)(10)				Repo-Style Transactions and Derivatives (3)(4)				Total
Country	Total	Bank	Corporate	Sovereign (9)	Total	Bank	Corporate	Sovereign (9)	Total	Net Exposure

GIIPS
Greece	-	-	-	-	-	-	-	-	-	-
Ireland (5)	9	-	-	-	-	38	-	-	38	47
Italy	64	-	-	-	-	3	2	-	5	69
Portugal	-	-	-	-	-	-	-	-	-	-
Spain	65	-	-	-	-	7	-	-	7	72

Total – GIIPS (6)	138	-	-	-	-	48	2	-	50	188

Eurozone (excluding GIIPS)
France	15	-	-	298	298	186	-	3	189	502
Germany	55	19	21	1,320	1,360	42	-	4	46	1,461
Netherlands	296	661	7	109	777	86	-	-	86	1,159
Other (7)	178	-	1	391	392	40	43	8	91	661

Total – Eurozone (excluding GIIPS) (8)	544	680	29	2,118	2,827	354	43	15	412	3,783

Rest of Europe
Denmark	8	558	-	128	686	-	-	-	-	694
Norway	11	1,236	-	-	1,236	1	-	-	1	1,248
Russian Federation	357	-	-	-	-	-	-	-	-	357
Sweden	93	317	-	27	344	7	-	-	7	444
Switzerland	210	1	-	-	1	37	1	-	38	249
United Kingdom	346	68	53	186	307	312	4	-	316	969
Other (7)	-	-	-	-	-	-	-	-	-	-

Total - Rest of Europe (8)	1,025	2,180	53	341	2,574	357	5	-	362	3,961

Total - All of Europe	1,707	2,860	82	2,459	5,401	759	50	15	824	7,932

As at April 30, 2014
	Funded Lending (1)	Securities (2)				Repo-Style Transactions and Derivatives (3)(4)				Total
Country	Total	Bank	Corporate	Sovereign (9)	Total	Bank	Corporate	Sovereign (9)	Total	Net Exposure

Total – GIIPS (6)	124	-	1	-	1	47	4	-	51	176

Total – Eurozone (excluding GIIPS) (8)	558	711	41	2,254	3,006	338	11	8	357	3,921

Total - Rest of Europe (8)	1,059	2,103	54	350	2,507	519	15	-	534	4,100

Total - All of Europe	1,741	2,814	96	2,604	5,514	904	30	8	942	8,197

As at October 31, 2013
	Funded Lending (1)	Securities (2)				Repo-Style Transactions and Derivatives (3)(4)				Total
Country	Total	Bank	Corporate	Sovereign (9)	Total	Bank	Corporate	Sovereign (9)	Total	Net Exposure

Total - GIIPS (6)	79	-	-	-	-	5	2	-	7	86

Total – Eurozone (excluding GIIPS) (8)	462	626	42	2,111	2,779	113	6	1	120	3,361

Total - Rest of Europe (8)	956	2,058	40	674	2,772	153	19	-	172	3,900

Total - All of Europe	1,497	2,684	82	2,785	5,551	271	27	1	299	7,347

  Refer to footnotes in Table 26.

BMO Financial Group Third Quarter Report 2014  •  31

European Lending Exposure by Country and Counterparty (11) (Canadian $ in millions)	Table 26

	Lending (1)

	Funded Lending as at July 31, 2014			As at July 31, 2014		As at April 30, 2014		As at October 31, 2013

Country	Bank	Corporate	Sovereign (9)	Commitments	Funded	Commitments	Funded	Commitments	Funded

GIIPS
Greece	-	-	-	-	-	-	-	-	-
Ireland (5)	3	6	-	103	9	100	6	-	-
Italy	64	-	-	64	64	39	39	2	2
Portugal	-	-	-	-	-	-	-	-	-
Spain	65	-	-	75	65	89	79	77	77

Total – GIIPS	132	6	-	242	138	228	124	79	79

Eurozone (excluding GIIPS)
France	15	-	-	68	15	60	14	22	22
Germany	47	8	-	67	55	37	37	21	21
Netherlands	31	265	-	517	296	559	295	338	163
Other (7)	148	30	-	412	178	429	212	421	256

Total – Eurozone (excluding GIIPS)	241	303	-	1,064	544	1,085	558	802	462

Rest of Europe
Denmark	8	-	-	8	8	7	7	15	15
Norway	11	-	-	11	11	14	14	16	16
Russian Federation	330	27	-	357	357	579	579	476	476
Sweden	23	70	-	196	93	176	71	121	64
Switzerland	4	206	-	469	210	370	140	546	163
United Kingdom	200	146	-	545	346	397	248	485	222
Other (7)	-	-	-	44	-	-	-	-	-

Total – Rest of Europe	576	449	-	1,630	1,025	1,543	1,059	1,659	956

Total – All of Europe	949	758	-	2,936	1,707	2,856	1,741	2,540	1,497

(1)	Lending includes loans and trade finance. Amounts are net of write-offs and gross of specific allowances, both of which are not considered material.
(2)	Securities include cash products, insurance investments and traded credit.
(3)	Repo-style transactions are primarily with bank counterparties against which BMO holds collateral ($174 million for GIIPS, $8.8 billion for other Eurozone countries and $4.3 billion for the rest of Europe as at July 31, 2014).
(4)	Derivatives amounts are marked-to-market, incorporating transaction netting and, for counterparties where a Credit Support Annex is in effect, collateral offsets. Derivative replacement risk net of collateral for all of Europe is approximately $3.6 billion as at July 31, 2014.
(5)	Does not include Irish subsidiary reserves we are required to maintain with the Irish Central Bank of $75 million as at July 31, 2014.
(6)	BMO’s direct exposures to GIIPS are primarily to banks for trade finance and trading products. Net exposures remain modest at $188 million, with $104 million unfunded commitments as at July 31, 2014.
(7)	Other Eurozone includes exposures to Austria, Belgium, Finland, Luxembourg, Malta, Slovakia and Slovenia. Other Rest of Europe includes exposures to Croatia, Czech Republic, Hungary, Iceland and Poland.
(8)	BMO’s net direct exposure to the other Eurozone countries (the other countries that share the common euro currency) as at July 31, 2014, totalled approximately $3.8 billion, of which 53% was to counterparties in countries with a rating of Aaa/AAA by both Moody’s and S&P, with approximately 84% rated Aaa/AAA by one of the two rating agencies. Our net direct exposure to the rest of Europe totalled approximately $4.0 billion, of which 67% was to counterparties in countries with a Moody’s/S&P rating of Aaa/AAA. A significant majority of our sovereign exposure consists of tradable cash products, while exposure related to banks was comprised of trading instruments, short-term debt, derivative positions and letters of credit and guarantees.
(9)	Sovereign includes sovereign-backed bank cash products.
(10)	BMO’s total net notional CDS exposure (embedded as part of the securities exposure table) to Europe was $499 million, with no net single-name* CDS exposure to GIIPS countries as at July 31, 2014. (*BMO has a net position of $190 million (bought protection) on a CDS Index which is 20% comprised of GIIPS domiciled entities).
(11)	Other exposures (including indirect exposures) not included in the tables as at July 31, 2014:
—	BMO also has exposure to entities in a number of European countries through our credit protection vehicle and U.S. customer securitization vehicle. These exposures are not included in the tables due to the credit protection incorporated in their structures.
–	BMO has direct exposure to those credit structures, which in turn have exposures to loans or securities originated by entities in Europe. As noted on page 66 in BMO’s 2013 Annual Report, in the Credit Protection Vehicle section, this structure has first-loss protection and hedges are in place.
–	The notional exposure held in the credit protection vehicle to issuers in Greece, Italy and Spain represented 4.2%, of its total notional exposure. The credit protection vehicle had notional exposure to five of the other countries that share the euro currency. This exposure represented 11.8% of total notional exposure, of which 86% was rated investment grade by S&P and 79% by Moody’s. The notional exposure to the rest of Europe was 15.1% of total notional exposure, with 83% rated investment grade by S&P and Moody’s. The vehicle benefits from significant risk loss protection and as a result residual credit risk is very low.
–	BMO has exposure to GIIPS and other European countries through our U.S. customer securitization vehicle, which has commitments that involve reliance on collateral of which 0.03% represents loans or securities originated by entities in Europe. At quarter end, exposure to United Kingdom was the largest component at 0.01% and there was no exposure to Greece, Italy, Ireland, Portugal or Spain.
—	BMO has exposure to European supranational institutions totalling $0.2 billion, predominantly in the form of tradable cash products.
—	BMO’s indirect exposure to Europe in the form of collateral to support trading activity was €381 million in securities (of which €33 million was to GIIPS). The two largest European exposures were Germany (€129 million) and France (€121 million). In addition €135 million of cash collateral was also held at July 31, 2014.
—	Indirect exposure by way of guarantees from entities in European countries totalled $874.8 million, of which $5.4 million was exposure to GIIPS, $536.1 million to the other Eurozone countries and $333.3 million to the rest of Europe.

Caution

This Risk Management section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

32  •  BMO Financial Group Third Quarter Report 2014

INVESTOR AND MEDIA PRESENTATION

Investor Presentation Materials

Interested parties are invited to visit our website at www.bmo.com/investorrelations to review our 2013 Annual Report, this quarterly news release, presentation materials and supplementary financial information package online.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Tuesday, August 26, 2014, at 2:00 p.m. (EDT). At that time, senior BMO executives will comment on results for the quarter and respond to questions from the investor community. The call may be accessed by telephone at 416-695-9753 (from within Toronto) or 1-888-789-0089 (toll-free outside Toronto). A replay of the conference call can be accessed until Monday, December 1, 2014, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering passcode 6766952.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the site.

Media Relations Contacts

Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996

Ronald Monet, Montreal, ronald.monet@bmo.com, 514-877-1873

Investor Relations Contacts

Sharon Haward-Laird, Head, Investor Relations, sharon.hawardlaird@bmo.com, 416-867-6656

Andrew Chin, Director, Investor Relations, andrew.chin@bmo.com, 416-867-7019

Chief Financial Officer

Tom Flynn, Chief Financial Officer,

tom.flynn@bmo.com, 416-867-4689

Corporate Secretary

Barbara Muir, Corporate Secretary,

corp.secretary@bmo.com, 416-867-6423

Shareholder Dividend Reinvestment and Share Purchase

Plan (the Plan)

Average market price as defined under the Plan

May $76.45

June $77.79

July $82.16

For dividend information, change in shareholder address

or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 9th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, including the notice for our normal course issuer bid, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 21st Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785

Fax: (416) 867-6793

E-mail: corp.secretary@bmo.com

For further information on this report, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 18th Floor

Toronto, Ontario M5X 1A1

To review financial results online, please visit our website at www.bmo.com. To review regulatory filings and disclosures online, please visit our website at www.bmo.com/investorrelations.

  ® Registered trademark of Bank of Montreal

Annual Meeting 2015 The next Annual Meeting of Shareholders will be held on Tuesday, March 31, 2015, in Toronto, Ontario.

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